UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended December 31, 2014

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Exact name of registrant as specified in the charter)

Not Applicable

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22 - 4095 - 2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form S-8 (File No. 333-191416).

CONVENTIONS USED IN THIS REPORT

In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “China” are to the People’s Republic of China. References to “South Africa” are to the Republic of South Africa. References to “$” or “dollars” or “US dollars” are to the legal currency of the US, references to “ ” or “rupees” or “Indian rupees” are to the legal currency of India, references to “pound sterling” or “£” are to the legal currency of the UK, references to “pence” are to the legal currency of Jersey, Channel Islands, references to “Euro” are to the legal currency of the European Monetary Union, references to “ZAR” are to the legal currency of South Africa, references to “AUD” or “Australian dollars” are to the legal currency of Australia and references to “RMB” are to the legal currency of China. Our financial statements are presented in US dollars and prepared in accordance with International Financial Reporting Standards and its interpretations, or IFRS, as issued by the International Accounting Standards Board, or the IASB, as in effect as at December 31, 2014. To the extent IASB issues any amendments or any new standards subsequent to December 31, 2014, there may be differences between IFRS applied to prepare the financial statements included in this report and those that will be applied in our annual financial statements for the year ending March 31, 2015. Unless otherwise indicated, references to “GAAP” in this report are to IFRS, as issued by the IASB”. References to “our ADSs” in this report are to our American Depositary Shares, each representing one of our ordinary shares.

References to a particular “fiscal” year are to our fiscal year ended March 31 of that calendar year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

In this report, unless otherwise specified or the context requires, the term “WNS” refers to WNS (Holdings) Limited, a public company incorporated under the laws of Jersey, Channel Islands, and the terms “our company,” “the Company,” “we,” “our” and “us” refer to WNS (Holdings) Limited and its subsidiaries.

In this report, references to “Commission” are to the United States Securities and Exchange Commission.

We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP financial measure that is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources, tax assessment orders and future capital expenditures. We caution you that reliance on any forward-looking statement inherently involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These risks and uncertainties include but are not limited to:

•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations;

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients in a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	the effects of our different pricing strategies or those of our competitors;

•	increasing competition in the business process management industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisitions, from time to time;

•	our liability arising from fraud or unauthorized disclosure of sensitive or confidential client and customer data;

•	our ability to successfully consummate and integrate strategic acquisitions; and

•	volatility of our ADS price.

These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2014. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I- FINANCIAL INFORMATION

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Amounts in thousands, except share and per share data)

	Notes	As at December 31, 2014	As at March 31, 2014
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	5	$34,502	$33,691
Investments	6	119,505	83,817
Trade receivables, net	7	59,673	61,983
Unbilled revenue		40,040	34,716
Funds held for clients		11,993	15,936
Derivative assets	13	13,256	6,792
Prepayments and other current assets	8	16,446	16,925

Total current assets		295,415	253,860
Non-current assets:
Goodwill	9	80,970	85,654
Intangible assets	10	48,538	67,222
Property and equipment	11	47,202	45,165
Derivative assets	13	4,001	4,131
Deferred tax assets		26,900	37,066
Investments	6	—	28,674
Other non-current assets	8	18,216	16,653

Total non-current assets		225,827	284,565

TOTAL ASSETS		$521,242	$538,425

LIABILITIES AND EQUITY
Current liabilities:
Trade payables		$25,493	$29,059
Provisions and accrued expenses	15	24,262	23,897
Derivative liabilities	13	3,413	9,076
Pension and other employee obligations	14	34,353	36,302
Short term line of credit	12	21,049	58,583
Current portion of long term debt	12	20,045	12,637
Deferred revenue	16	4,697	5,371
Current taxes payable		3,592	3,269
Other liabilities	17	5,411	6,650

Total current liabilities		142,315	184,844
Non-current liabilities:
Derivative liabilities	13	460	1,399
Pension and other employee obligations	14	6,165	5,168
Long term debt	12	—	13,509
Deferred revenue	16	714	1,677
Other non-current liabilities	17	3,845	3,909
Deferred tax liabilities		2,442	2,949

Total non-current liabilities		13,626	28,611

TOTAL LIABILITIES		$155,941	213,455

Shareholders’ equity:
Share capital (ordinary shares $0.16 (10 pence) par value, authorized 60,000,000 shares; issued: 51,749,544 and 51,347,538 shares each as at December 31, 2014 and March 31, 2014, respectively)	18	8,110	8,044
Share premium		284,242	276,601
Retained earnings		165,606	121,731
Other components of equity		(92,657)	(81,406)

Total shareholders’ equity		365,301	324,970

TOTAL LIABILITIES AND EQUITY		$521,242	$538,425

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except share and per share data)

		Three months ended December 31,		Nine months ended December 31,
	Notes	2014	2013	2014	2013
Revenue		$135,955	$127,143	$401,035	$372,368
Cost of revenue	19	85,113	81,669	255,897	245,755

Gross profit		50,842	45,474	145,138	126,613
Operating expenses:
Selling and marketing expenses	19	7,673	8,863	23,553	25,750
General and administrative expenses	19	18,843	13,135	52,095	41,142
Foreign exchange (gain)/loss, net		(1,774)	3,280	(1,172)	8,432
Amortization of intangible assets		6,026	5,823	18,174	17,843

Operating profit		20,074	14,373	52,488	33,446
Other income, net	21	(3,056)	(2,458)	(9,068)	(6,461)
Finance expense	20	320	744	1,141	2,293

Profit before income taxes		22,810	16,087	60,415	37,614

Provision for income taxes	23	6,269	3,894	16,540	9,340

Profit		$16,541	$12,193	$43,875	$28,274

Earnings per share of ordinary share	24
Basic		$0.32	$0.24	$0.85	$0.56

Diluted		$0.31	$0.23	$0.83	$0.54

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(Amounts in thousands)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Profit	$16,541	$12,193	$43,875	$28,274
Other comprehensive income/(loss), net of taxes
Items that may not be reclassified to profit or loss:
Pension adjustment	(327)	186	(665)	1,366

Items that are or may be reclassified subsequently to profit or loss:
Changes in fair value of cash flow hedges:
Current period gain/ (loss)	7,714	5,705	16,150	(29,819)
Reclassification to profit/(loss)	(2,573)	3,972	(2,592)	9,232
Foreign currency translation	(9,429)	4,206	(19,544)	(28,345)
Income tax (provision)/ benefit relating to above	(1,744)	(3,428)	(4,600)	6,200

	$(6,032)	$10,455	$(10,586)	$(42,732)

Total other comprehensive income/(loss), net of taxes	$(6,359)	$10,641	$(11,251)	$(41,366)

Total comprehensive income/ (loss)	$10,182	$22,834	$32,624	$(13,092)

See accompanying notes.

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except share and per share data)

					Other components of equity
					Foreign
					currency	Cash flow		Total
	Share capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity
Balance as at April 1, 2013	50,588,044	$7,922	$269,300	$80,084	$(62,056)	$4,673	$674	$300,597

Shares issued for exercised options and restricted share units (“ RSUs”)	593,651	94	150	—	—	—	—	244
Share-based compensation	—	—	5,308	—	—	—	—	5,308
Excess tax benefits relating to share-based options and RSUs	—	—	653	—	—	—	—	653

Transactions with owners	593,651	94	6,111	—	—	—	—	6,205

Profit		—	—	28,274	—	—	—	28,274
Other comprehensive income/(loss), net of taxes	—	—	—	—	(28,345)	(14,387)	1,366	(41,366)

Total comprehensive income/(loss) for the period	—	—	—	28,274	(28,345)	(14,387)	1,366	(13,092)

Balance as at December 31, 2013	51,181,695	$8,016	$275,411	$108,358	$(90,401)	$(9,714)	$2,040	$293,710

					Other components of equity
					Foreign
					currency	Cash flow		Total
	Share capital		Share	Retained	translation	hedging	Pension	shareholders’
	Number	Par value	premium	earnings	reserve	reserve	adjustments	equity

Balance as at April 1, 2014	51,347,538	$8,044	$276,601	$121,731	$(81,941)	$(1,744)	$2,279	$324,970

Shares issued for exercised options and restricted share units (“RSUs”)	402,006	66	257	—	—	—	—	323

Share-based compensation	—	—	7,378	—	—	—	—	7,378

Excess tax benefits relating to share-based options and RSUs	—	—	6	—	—	—	—	6

Transactions with owners	402,006	66	7,641	—	—	—	—	7,707

Profit	—	—	—	43,875	—	—	—	43,875

Other comprehensive income/(loss), net of taxes	—	—	—	—	(19,544)	8,958	(665)	(11,251)

Total comprehensive income/(loss) for the period	—	—	—	43,875	(19,544)	8,958	(665)	32,624

Balance as at December 31, 2014	51,749,544	$8,110	$284,242	$165,606	$(101,485)	$7,214	$1,614	$365,301

WNS (HOLDINGS) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Nine months ended December 31,
	2014	2013
Cash flows from operating activities:
Cash generated from operations	$81,037	$68,339
Interest paid	(1,133)	(2,339)
Interest received	228	175
Income taxes paid	(13,413)	(10,162)

Net cash provided by operating activities	66,719	56,013

Cash flows from investing activities:
Acquisition of iSoftStone assets and personnel (Refer note 4b)	(328)	—
Purchase of property and equipment and intangibles	(17,521)	(16,217)
Proceeds from sale of property and equipment	364	56
Deferred consideration paid towards acquisition of Fusion (Refer note 4a)	—	(7,608)
Dividend received	3,266	2,374
Marketable securities purchased, net	(51,665)	(13,431)
Proceeds from sale of fixed maturity plan (FMP)	42,812	—

Net cash used in investing activities	(23,072)	(34,826)

Cash flows from financing activities:
Proceeds from exercise of stock options	323	244
Repayment of long term debt	(5,378)	(2,988)
Excess tax benefit from share based compensation	68	99
Repayments of short term borrowings, net	(35,771)	(8,747)

Net cash used in financing activities	(40,758)	(11,392)

Exchange difference on cash and cash equivalents	(2,078)	(9,376)
Net change in cash and cash equivalents	811	419
Cash and cash equivalents at the beginning of the period	33,691	27,878

Cash and cash equivalents at the end of the period	$34,502	$28,297

Non-cash transactions:
Note: Liability towards property and equipment and intangible assets purchased on credit/deferred credit	$1,235	$2,301

See accompanying notes.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

1.	Company overview

WNS (Holdings) Limited (“WNS Holdings”), along with its subsidiaries (collectively, “the Company”), is a global business process management (“BPM”) company with client service offices in Australia, Dubai (United Arab Emirates), London (UK), New Jersey (US) and Singapore and delivery centers in the People’s Republic of China (“China”), Costa Rica, India, the Philippines, Poland, Romania, Republic of South Africa(‘South Africa”), Sri Lanka, the United Kingdom (“UK”) and the United States (“US”). The Company’s clients are primarily in the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods (“CPG”), media and entertainment and telecommunications; utilities industries; consulting and professional services, banking and financial services; healthcare; shipping and logistics; telecommunications; and public sector.

WNS Holdings is incorporated in Jersey, Channel Islands and maintains a registered office in Jersey at Queensway House, Hilgrove Street, St Helier, Jersey JE1 1ES.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 23, 2015.

2.	Summary of significant accounting policies

a.	Basis of preparation

These condensed interim consolidated financial statements are prepared in compliance with International Accounting Standard (IAS) 34, “Interim financial reporting” as issued by IASB. They do not include all of the information required in annual financial statements in accordance with IFRS, as issued by IASB and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2014.

The accounting policies applied are consistent with the policies that were applied for the preparation of the consolidated financial statements for the year ended March 31, 2014.

3.	New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2015 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). This standard provides a single, principle-based five-step model to be applied to all contracts with customers. Guidance is provided on topics such as the point at which revenue is recognized, accounting for variable consideration, costs of fulfilling and obtaining a contract and various other related matters. IFRS 15 also introduced new disclosure requirements with respect to revenue.

The five steps in the model under IFRS 15 are : (i) identify the contract with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contracts; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 replaces the following standards and interpretations:

•	IAS 11 “Construction Contracts”

•	IAS 18 “Revenue”

•	IFRIC 13 “Customer Loyalty Programmes”

•	IFRIC 15 “Agreements for the Construction of Real Estate”

•	IFRIC 18 “Transfers of Assets from Customers”

•	SIC-31 “Revenue - Barter Transactions Involving Advertising Services”

When first applying IFRS 15, it should be applied in full for the current period, including retrospective application to all contracts that were not yet complete at the beginning of that period. In respect of prior periods, the transition guidance allows an option to either:

•	apply IFRS 15 in full to prior periods (with certain limited practical expedients being available); or

•	retain prior period figures as reported under the previous standards, recognizing the cumulative effect of applying IFRS 15 as an adjustment to the opening balance of equity as at the date of initial application (beginning of current reporting period).

IFRS 15 is effective for fiscal years beginning on or after January 1, 2017. Earlier application is permitted. The Company is currently evaluating the impact that this new standard will have on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

ii.	In July 2014, the IASB finalized and issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 “Financial instruments: recognition and measurement, the previous Standard which dealt with the recognition and measurement of financial instruments in its entirety upon former’s effective date.

Key requirements of IFRS 9:

i. Replaces IAS 39’s measurement categories with the following three categories:

•	fair value through profit or loss (‘FVTPL’)

•	fair value through other comprehensive income (‘FVTOCI’)

•	amortized cost

ii. Eliminates the requirement for separation of embedded derivatives from hybrid financial assets, the classification requirements to be applied to the hybrid financial asset in its entirety.

iii. Requires an entity to present the amount of change in fair value due to change in entity’s own credit risk in other comprehensive income.

iv. Introduces new impairment model, under which the “expected” credit loss are required to be recognised as compared to the existing “incurred” credit loss model of IAS 39.

v. Fundamental changes in hedge accounting by introduction of new general hedge accounting model which:

•	Increases the eligibility of hedged item and hedging instruments;

•	Introduces a more principles– based approach to assess hedge effectiveness.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

Earlier application is permitted provided that all the requirements in the Standard are applied at the same time with two exceptions:

i. The requirement to present changes in the fair value of a liability due to changes in own credit risk may be applied early in isolation;

ii. Entity may choose as its accounting policy choice to continue to apply hedge accounting requirements of IAS 39 instead of new general hedge accounting model as provided in IFRS 9.

The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

4.	Acquisition

a)	Fusion

On June 21, 2012, the Company acquired all outstanding equity shares of Fusion Outsourcing Services (Proprietary) Limited (“Fusion”) (subsequently renamed as WNS Global Services SA (Pty) Ltd), a provider of a range of outsourcing services including contact center, customer care and business continuity services to both South African and international clients.

The purchase price for the acquisition was £10,000 ($15,680 based on the exchange rate on June 21, 2012) plus £399 ($644 based on the exchange rate on October 30, 2012) towards adjustment for cash and working capital.

In accordance with the terms of the sale and purchase agreement entered in connection with the acquisition of Fusion, £5,000 ($7,840 based on the exchange rate on June 21, 2012) was paid at the completion arrangement on June 21, 2012, £399 ($644 based on the exchange rate on October 30, 2012) was paid based on completion accounts on October 30, 2012 and the remainder £5,000 ($7,840 based on the exchange rate on June 21, 2012) was paid on May 31, 2013 along with interest of 3% per annum above the base rate of Barclays Bank Plc. amounting to £151.

b)	iSoftStone

On September 11, 2014, the Company entered into an agreement with iSoftStone Information Technology Co. Ltd. (“iSoftStone”), a provider of business process outsourcing and management services, pursuant to which the Company agreed to acquire certain assets and the workforce of iSoftStone effective October 13, 2014 (“Acquisition Date”). The purchase price of the transaction, which was paid in cash, was $328. The excess of purchase price over the assets acquired amount to $144, which has been recognized as goodwill.

5.	Cash and cash equivalents

The Company considers all highly liquid investments with an initial maturity of up to three months to be cash equivalents. Cash and cash equivalents consist of the following:

	As at
	December 31,	March 31,
	2014	2014
Cash and bank balance	$28,403	$25,546
Short term deposits with bank	6,099	8,145

Total	$34,502	$33,691

Short term deposits can be withdrawn by the Company at any time without prior notice and are readily convertible into known amounts of cash with an insignificant risk of changes in value.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

6.	Investments

Investments consist of the following:

	As at
	December 31, 2014	March 31, 2014
Marketable securities(1)	$67,216	$18,332
Investments in Fixed Maturity Plan	52,289	94,159

Total	$119,505	$112,491

Note:

(1)	Marketable securities represent short term investments made principally for the purpose of earning dividend income.

The current and non-current classifications of investments are as follows:

	As at
	December 31,	March 31,
	2014	2014
Current investments	$119,505	$83,817
Non-current investments	—	28,674

Total	$119,505	$112,491

7.	Trade receivables

Trade receivables consist of the following:

	As at
	December 31, 2014	March 31, 2014
Trade receivables	$65,789	$66,982
Allowances for doubtful trade receivables	(6,116)	(4,999)

Total	$59,673	$61,983

The movement in the allowances for doubtful trade receivables is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Balance at the beginning of the period	$5,278	$5,649	$4,999	$5,145
Charged to operations	1,278	264	2,195	630
Write-off	(134)	—	(396)	—
Reversal	(172)	(308)	(473)	(413)
Translation adjustment	(134)	76	(209)	319

Balance at the end of the period	$6,116	$5,681	$6,116	$5,681

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

8.	Prepayment and other assets

Prepayment and other assets consist of the following:

	As at
	December 31, 2014	March 31, 2014
Current:
Service tax and other tax receivables	$5,100	$5,710
Deferred transition cost	155	702
Employee receivables	1,015	1,398
Advances to suppliers	845	1,041
Prepaid expenses	5,615	4,683
Other assets	3,716	3,391

Total	$16,446	$16,925

Non-current:
Deposits	$6,261	$6,355
Non-current tax assets	4,899	4,288
Service tax and other tax receivables	4,869	3,324
Deferred transition cost	102	747
Others	2,085	1,939

Total	$18,216	$16,653

9.	Goodwill

The movement in goodwill balance by reportable segment as at December 31, 2014 and March 31, 2014 is as follows:

		WNS
	WNS	Auto
	Global BPM	Claims BPM	Total
Balance as at April 1, 2013	$55,886	$31,246	$87,132
Foreign currency translation	(4,580)	3,102	(1,478)

Balance as at March 31, 2014	$51,306	$34,348	$85,654
Goodwill arising from acquisition of iSoftStone assets and personnel (See Note 4b)	144	—	144
Foreign currency translation	(2,736)	(2,092)	(4,828)

Balance as at December 31, 2014	$48,714	$32,256	$80,970

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

10.	Intangible assets

The changes in the carrying value of intangible assets for the year ended March 31, 2014 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2013	$170,858	$65,475	$4,675	$1,835	$338	$6,143	$249,324

Additions	167	—	—	—	—	5,083	5,250
Translation adjustments	(8,469)	(76)	464	—	23	(403)	(8,461)

Balance as at March 31, 2014	$162,556	$65,399	$5,139	$1,835	$361	$10,823	$246,113

Accumulated amortization
Balance as at April 1, 2013	$105,858	$43,556	$4,675	$1,835	$338	$958	$157,220
Amortization	16,379	5,798	—	—	—	1,612	23,789
Translation adjustments	(2,802)	142	464	—	23	55	(2,118)

Balance as at March 31, 2014	$119,435	$49,496	$5,139	$1,835	$361	$2,625	$178,891

Net carrying value as at March 31, 2014	$43,121	$15,903	$—	$—	$—	$8,198	$67,222

The changes in the carrying value of intangible assets for the nine months ended December 31, 2014 are as follows:

			Intellectual		Covenant
Gross carrying value	Customer contracts	Customer relationship	property rights	Leasehold benefits	not-to- compete	Software	Total
Balance as at April 1, 2014	$162,556	$65,399	$5,139	$1,835	$361	$10,823	$246,113
Additions	—	—	—	—	—	1,620	1,620
Translation adjustments	(4,221)	(987)	(313)	—	(16)	(650)	(6,187)

Balance as at December 31, 2014	$158,335	$64,412	$4,826	$1,835	$345	$11,793	$241,546

Accumulated amortization
Balance as at April 1, 2014	$119,435	$49,496	$5,139	$1,835	$361	$2,625	$178,891
Amortization	12,182	4,292	—	—	—	1,700	18,174
Translation adjustments	(2,653)	(878)	(313)	—	(16)	(197)	(4,057)

Balance as at December 31, 2014	$128,964	$52,910	$4,826	$1,835	$345	$4,128	$193,008

Net carrying value as at December 31, 2014	$29,371	$11,502	$—	$—	$—	$7,665	$48,538

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

11.	Property and equipment

The changes in the carrying value of property and equipment for the year ended March 31, 2014 are as follows:

			Furniture,
		Computers	fixtures and
		and	office		Leasehold
Gross carrying value	Buildings	software	equipment	Vehicles	improvements	Total
Balance as at April 1, 2013	$11,132	$65,169	$56,351	$1,099	$47,885	$181,636
Additions	—	5,552	4,819	6	3,708	14,085
Disposal/Retirements	—	—	(124)	(513)	(394)	(1,031)
Translation adjustments	(509)	(2,609)	(4,367)	(104)	(4,025)	(11,614)

Balance as at March 31, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076

Accumulated depreciation
Balance as at April 1, 2013	$2,344	$58,222	$44,148	$972	$33,623	$139,309
Depreciation	530	4,358	4,796	75	4,201	13,960
Disposal/Retirements	—	—	(117)	(498)	(395)	(1,010)
Translation adjustments	(105)	(2,230)	(3,400)	(92)	(2,947)	(8,774)

Balance as at March 31, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485

Capital work-in-progress						5,574

Net carrying value as at March 31, 2014						$45,165

The changes in the carrying value of property and equipment for the nine months ended December 31, 2014 are as follows:

			Furniture,
		Computers	fixtures and
		and	office		Leasehold
Gross carrying value	Buildings	software	equipment	Vehicles	improvements	Total
Balance as at April 1, 2014	$10,623	$68,112	$56,679	$488	$47,174	$183,076
Additions	—	3,272	5,806	211	6,719	16,008
On acquisition of iSoftStone assets and personnel (See Note 4b)	—	98	51	—	—	149
Disposal/Retirements	—	(2,082)	(2,449)	(155)	(2,827)	(7,513)
Translation adjustments	(246)	(3,494)	(2,620)	(26)	(2,214)	(8,600)

Balance as at December 31, 2014	$10,377	$65,906	$57,467	$518	$48,852	$183,120

Accumulated depreciation

Balance as at April 1, 2014	$2,769	$60,350	$45,427	$457	$34,482	$143,485
Depreciation	396	3,216	3,523	68	3,397	10,600
Disposal/Retirements		(1,749)	(2,392)	(155)	(2,823)	(7,119)
Translation adjustments	(71)	(3,068)	(2,086)	(18)	(1,640)	(6,883)

Balance as at December 31, 2014	$3,094	$58,749	$44,472	$352	$33,416	$140,083

Capital work-in-progress						4,165

Net carrying value as at December 31, 2014						$47,202

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

12.	Loans and borrowings

Short-term line of credit

The Company’s Indian subsidiary, WNS Global Services Private Limited (“WNS Global”), has secured and unsecured lines of credit with banks amounting to $61,163. Out of these available lines of credit, as at December 31, 2014, $21,049 was utilized for working capital requirements.

The Company has also established a line of credit in the UK amounting to £9,880 ($15,423 based on the exchange rate on December 31, 2014). There was no outstanding balance as at December 31, 2014.

Further the Company has also established a line of credit in South Africa amounting to ZAR 30,000 ($ 2,597 based on the exchange rate on December 31, 2014). There was no outstanding balance as at December 31, 2014.

Long-term debt

The long-term loans and borrowings consist of the following:

	As at
	December 31, 2014		March 31, 2014
Interest rate	Foreign currency	Total	Foreign Currency	Total
3M USD LIBOR + 3.1%	$—	6,980	$—	6,944
Bank of England base rate + 2.25%	£5,928	9,247	£7,904	13,113
Bank of England base rate + 2.25%	£2,448	3,818	£3,672	6,089
		$20,045		$26,146
Current portion of long term debt	—	$20,045	—	$12,637
Long term debt	—	—	—	$13,509

The Company has pledged trade receivables, other financial assets, property and equipment with a carrying amount of $159,361 and $145,523 as at December 31, 2014 and March 31, 2014, respectively, as collateral for the aforesaid borrowings. In addition, the facility agreements for the aforesaid borrowings contain certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio and a minimum interest coverage ratio. As at December 31, 2014 the Company was in compliance with all of the covenants.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

13.	Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by class as at December 31, 2014 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value/fair value*
Cash and cash equivalents	$34,502	$—	$—	$—	$34,502
Bank deposits and marketable securities	—	—	—	67,216	67,216
Trade receivables	59,673	—	—	—	59,673
Unbilled revenue	40,040	—	—	—	40,040
Funds held for clients	11,993	—	—	—	11,993
Prepayments and other assets(1)	3,145	—	—	—	3,145
Investment in FMP	—	52,289	—	—	52,289
Other non-current assets(2)	6,261	—	—	—	6,261
Derivative assets	—	1,031	16,226	—	17,257

Total carrying value	$155,614	$53,320	$16,226	$67,216	$292,376

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value/fair value*
Trade payables	$—	$—	$25,493	$25,493
Current portion of long term debt	—	—	20,045	20,045
Short term line of credit	—	—	21,049	21,049
Other employee obligations(3)	—	—	30,833	30,833
Provision and accrued expenses(4)	—	—	23,729	23,729
Other liabilities(5)	—	—	218	218
Derivative liabilities	1,407	2,466	—	3,873

Total carrying value	$1,407	$2,466	$121,367	$125,240

*	Fair value approximates to carrying value.

Notes:

(1)	Excluding non-financial assets $13,301.
(2)	Excluding non-financial assets $11,955.
(3)	Excluding non-financial liabilities $9,685.
(4)	Excluding non-financial liabilities $533.
(5)	Excluding non-financial liabilities $9,038.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The carrying value and fair value of financial instruments by class as at March 31, 2014 are as follows:

Financial assets

	Loans and receivables	Financial assets at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Available for sale	Total carrying value/ fair value*
Cash and cash equivalents	$33,691	$—	$—	$—	$33,691
Investments	—	94,159	—	18,332	112,491
Trade receivables	61,983	—	—	—	61,983
Unbilled revenue	34,716	—	—	—	34,716
Funds held for clients	15,936	—	—	—	15,936
Prepayments and other assets(1)	3,716	—	—	—	3,716
Other non-current assets(2)	6,355	—	—	—	6,355
Derivative assets	—	1,118	9,805	—	10,923

Total carrying value	$156,397	$95,277	$9,805	$18,332	$279,811

Financial liabilities

	Financial liabilities at FVTPL	Derivative designated as cash flow hedges (carried at fair value)	Financial liabilities at amortized cost	Total carrying value/ fair value*
Trade payables	$—	$—	$29,059	$29,059
Current portion of long term debt	—	—	12,637	12,637
Long term debt	—	—	13,509	13,509
Short term line of credit	—	—	58,583	58,583
Other employee obligations(3)	—	—	32,369	32,369
Provision and accrued expenses(4)	—	—	23,204	23,204
Other liabilities(5)	—	—	1,660	1,660
Derivative liabilities	674	9,801	—	10,475

Total carrying value	$674	$9,801	$171,021	$181,496

*	Fair value approximates to carrying value.

Notes:

(1)	Excluding non-financial assets $13,209.
(2)	Excluding non-financial assets $10,298.
(3)	Excluding non-financial liabilities $9,102.
(4)	Excluding non-financial liabilities $693.
(5)	Excluding non-financial liabilities $8,899.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2014 are as follows:

	Gross amounts of	Gross amounts of recognized financial liabilities offset in the	Net amounts of financial assets presented in	Related amount not set off in financial instruments
Description of types of financial assets	recognized financial assets	statement of financial position	the statement of financial position	Financial instruments	Cash collateral received	Net amount

Derivative assets	$17,257	$—	$17,257	$(2,545)	$—	$14,712

Total	$17,257	$—	$17,257	$(2,545)	$—	$14,712

	Gross amounts of	Gross amounts of recognized financial assets offset in the	Net amounts of financial liabilities presented in	Related amount not set off in financial instruments
Description of types of financial liabilities	recognized financial liabilities	statement of financial position	the statement of financial position	Financial instruments	Cash collateral pledged	Net amount

Derivative liabilities	$3,873	$—	$3,873	$(2,545)	$—	$1,328

Total	$3,873	$—	$3,873	$(2,545)	$—	$1,328

Fair value hierarchy

The following is the hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — other techniques for which all inputs have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3 — techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at December 31, 2014 are as follows:

		Fair value measurement at reporting date using
Description	As at December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,031	$—	$1,031	$—
Investment in FMPs	52,289	52,289	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	16,226	—	16,226	—
Investments available for sale	67,216		67,216	—

Total assets	$136,762	$52,289	$84,473	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$1,407	$—	$1,407	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	2,466	—	2,466	—

Total liabilities	$3,873	$—	$3,873	$—

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The assets and liabilities measured at fair value on a recurring basis as at March 31, 2014 are as follows:-

		Fair value measurement at reporting date using
Description	As at March 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Financial assets at FVTPL
Foreign exchange contracts	$1,118	$—	$1,118	$—
Investment in FMPs	94,159	94,159	—	—
Financial assets at fair value through other comprehensive income
Foreign exchange contracts	9,805	—	9,805	—
Investments available for sale	18,332	18,332	—	—

Total assets	$123,414	$112,491	$10,923	$—

Liabilities
Financial liabilities at FVTPL
Foreign exchange contracts	$674	$—	$674	$—
Financial liabilities at fair value through other comprehensive income
Foreign exchange contracts	9,801	—	9,801	—

Total liabilities	$10,475	$—	$10,475	$—

The fair value is estimated using a valuation technique which involves assumptions and judgments regarding risk characteristics of the instruments, discount rates, future cash flows and foreign exchange spot and forward premium rates. During the nine months ended December 31, 2014 and the year ended March 31, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

Derivative financial instruments

The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward and option contracts up to 24 months on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies and monetary assets and liabilities held in non-functional currencies. The Company’s primary exchange rate exposure is to the US dollar, pound sterling and the Indian rupee. For derivative instruments which qualify for cash flow hedge accounting, the Company records the effective portion of gain or loss from changes in the fair value of the derivative instruments in other comprehensive income (loss), which is reclassified into earnings in the same period during which the hedged item affects earnings. Derivative instruments qualify for hedge accounting when (i) the instrument is designated as a hedge; (ii) the hedged item is specifically identifiable and exposes the Company to risk; and (iii) it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. Determining the high degree of correlation between the change in fair value of the hedged item and the derivative instruments involves significant judgment including the probability of the occurrence of the forecasted transaction. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in the consolidated statement of income, the gains and losses attributable to such derivative instrument that were accumulated in other comprehensive income (loss).

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The following table presents the notional values of outstanding foreign exchange forward contracts and foreign exchange option contracts:

	As at
	December 31, 2014	March 31, 2014
Forward contracts (Sell)
In US dollars	$163,543	$139,980
In United Kingdom Pound Sterling	143,544	140,357
In Euro	9,983	10,241
In Australian dollars	17,364	21,102
Others	15,956	19,421

	$350,390	$331,101

Option contracts (Sell)
In US dollars	$73,595	$75,843
In United Kingdom Pound Sterling	110,638	126,280
In Euro	7,618	8,995
In Australian dollars	16,852	19,408
Others	4,013	4,279

	$212,716	$234,805

The amount of gain/(loss) reclassified from other comprehensive income into consolidated statement of income in respective line items for the three months and nine months ended December 31, 2014 and 2013 are as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Revenue	$1,526	$(1,618)	$1,833	$(3,506)
Foreign exchange gain/(loss), net	1,047	(2,354)	759	(5,726)
Income tax related to amounts reclassified into statement of income	(962)	1,338	(1,020)	3,243

Total	$1,611	$(2,634)	$1,572	$(5,989)

As at December 31, 2014, the gain amounting to $7,214 on account of cash flow hedges is expected to be reclassified from other comprehensive income into statement of income over a period of 24 months.

Due to the discontinuation of cash flow hedge accounting on account of non-occurrence of original forecasted transactions by the end of the originally specified time period, the Company recognized in the consolidated statement of income for the three months ended December 31, 2014 and 2013 of loss of $86 and a gain of $2, respectively, and for the nine months ended December 31, 2014 and 2013, a gain of $13 and $126, respectively.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

14.	Employee benefits

Pension and other employee obligations consist of the following:

	As at
	December 31, 2014	March 31, 2014
Current:
Salaries and bonus	$30,773	$32,234
Pension	491	363
Withholding taxes on salary and statutory payables	3,029	3,572
Other employees payable	60	133

Total	$34,353	$36,302

Non-current:

Pension	$6,165	$5,168

15.	Provisions and accrued expenses

Provisions and accrued expenses consist of the following:

	As at
	December 31, 2014	March 31, 2014
Provisions	$533	$693
Accrued expenses	23,729	23,204

Total	$24,262	$23,897

A summary of activity for provision is as follows:

	As at
	December 31, 2014	March 31, 2014
Balance at the beginning of the year	$693	$674
Additional provision	533	649
Provision used	(692)	(622)
Translation adjustments	(1)	(8)

Balance at the end of the period	$533	$693

16.	Deferred revenue

Deferred revenue consists of the following:

	As at
	December 31, 2014	March 31, 2014
Current:
Payments in advance of services	$680	$775
Advance billings	2,360	3,651
Claims handling	—	11
Others	1,657	934

Total	$4,697	$5,371

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

	As at
	December 31, 2014	March 31, 2014
Non-current:
Payments in advance of services	$273	$495
Advance billings	420	1,182
Others	21	—

Total	$714	$1,677

17.	Other liabilities

Other liabilities consist of the following:

	As at
	December 31, 2014	March 31, 2014
Current:
Withholding taxes and value added tax payables	$3,279	$3,265
Deferred rent	936	644
Other liabilities	1,196	2,741

Total	$5,411	$6,650

Non-current:
Deferred rent	$3,418	$3,609
Other liabilities	427	300

Total	$3,845	$3,909

18.	Share capital

As at December 31, 2014, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,749,544 ordinary shares outstanding as at December 31, 2014. There were no preferred shares outstanding as at December 31, 2014.

As at March 31, 2014, the authorized share capital was £6,100 divided into 60,000,000 ordinary shares of 10 pence each and 1,000,000 preferred shares of 10 pence each. The Company had 51,347,538 ordinary shares outstanding as at March 31, 2014. There were no preferred shares outstanding as at March 31, 2014.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

19.	Expenses by nature

Expenses by nature consist of the following:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee cost	$67,015	$62,481	$201,199	$188,951
Repair payments	7,585	7,505	24,071	23,577
Facilities cost	17,580	15,955	52,976	49,298
Depreciation	3,599	3,500	10,600	10,366
Legal and professional expenses	2,917	4,728	10,175	12,706
Travel expenses	4,100	4,354	11,892	12,340
Others	8,833	5,144	20,632	15,409

Total cost of revenue, selling and marketing and general and administrative expenses	$111,629	$103,667	$331,545	$312,647

20.	Finance expense

Finance expense consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Interest expense	$301	$717	$1,077	$2,188
Interest on deferred purchase consideration	—	—	—	23
Debt issue cost	19	27	64	82

Total	$320	$744	$1,141	$2,293

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

21.	Other income, net

Other income, net consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Income from interest and dividend on marketable securities	$1,089	$964	$3,507	$2,417
Net gain arising on financial assets designated as FVTPL	1,176	1,079	3,582	2,719
Others, net	791	415	1,979	1,325

Total	$3,056	$2,458	$9,068	$6,461

22.	Share-based payments

The Company has two share-based incentive plans, the 2002 Stock Incentive Plan adopted on July 1, 2002 and the 2006 Incentive Award Plan adopted on June 1, 2006, as amended and restated in February 2009 and September 2011 (collectively referred to as the “Plans”). Under the Plans, share based options may be granted to eligible participants. Options are generally granted for a term of ten years and have a graded vesting period of up to four years. The Company settles employee share-based option exercises with newly issued ordinary shares. As at December 31, 2014, the Company had 441,574 ordinary shares available for future grants.

Share-based compensation expense is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Share-based compensation expense recorded in
Cost of revenue	$187	$402	$628	$1,100
Selling and marketing expenses	161	169	626	385
General and administrative expenses	2,222	1,229	6,124	3,823

Total share-based compensation expense	$2,570	$1,800	$7,378	$5,308

Upon exercise of share options and RSUs, the Company issued 54,366 and 181,515 shares for the three months ended December 31, 2014 and 2013, respectively, and 402,006 and 593,651 shares for the nine months ended December 31, 2014 and 2013, respectively.

23.	Income taxes

The domestic and foreign source component of profit (loss) before income taxes is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Domestic	$(912)	$(733)	$(2,702)	$(2,723)
Foreign	23,722	16,820	63,117	40,337

Profit before income taxes	$22,810	$16,087	$60,415	$37,614

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The Company’s provision for income taxes consists of the following:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Current taxes
Domestic taxes	$—	$—	$—	$—
Foreign taxes	5,072	3,317	13,108	8,315

	$5,072	$3,317	$13,108	$8,315

Deferred taxes
Domestic taxes	—	—	—	—
Foreign taxes	1,197	577	3,432	1,025

	1,197	577	3,432	1,025

	$6,269	$3,894	$16,540	$9,340

Domestic taxes are nil as there are no statutory taxes applicable in Jersey, Channel Islands. Foreign taxes are based on applicable tax rates in each subsidiary’s jurisdiction.

Provision (credit) for income taxes has been allocated as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Income taxes on profit	$6,269	$3,894	$16,540	$9340
Income taxes on other comprehensive income
Unrealized gain on cash flow hedging derivatives	1,744	3,428	4,600	(6200)
Income taxes recognized in equity
Excess tax deductions related to share based options and RSUs	(209)	(64)	(65)	(562)

Total income taxes	$7,804	$7,258	$21,075	$2,578

The Company has a delivery center located in Gurgaon, India registered under the Special Economic Zone (“SEZ”) scheme that was eligible for 100% income tax exemption until fiscal 2012, and is eligible for 50% income tax exemption from fiscal 2013 to fiscal 2022. The Company started operations in fiscal 2012 in delivery centers in Pune, Mumbai and Chennai, India, each of which registered under the SEZ scheme and are eligible for 100% income tax exemption until fiscal 2016 and 50% income tax exemption from fiscal 2017 to fiscal 2026. During fiscal 2015, the Company started its operations in a new delivery center in Gurgaon, India registered under the SEZ scheme that is eligible for 100% income tax exemption until fiscal 2019, and 50% income tax exemption from fiscal 2020 to fiscal 2029. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied a minimum alternate tax (“MAT”) on the book profits earned by the SEZ units at the prevailing rate which is currently 20.96%. The Company’s operations in Costa Rica are eligible for a 100% income tax exemption until fiscal 2017 and 50% income tax exemption from fiscal 2018 to fiscal 2021. The Company’s operations in Philippines located in Eastwood Avenue, Manila were eligible for tax exemptions which expired in fiscal 2014. The Company has applied to the Philippines Economic Zone Authority for an extension of this tax exemption. During fiscal 2013, the Company started its operations in new delivery center in Philippines located in Techno Plaza2, Manila which is also eligible for tax exemption which expires in fiscal 2017. The Government of Sri Lanka has exempted the profits earned from export revenue from tax, which enables the Company’s Sri Lankan subsidiary to continue to claim a tax exemption.

From time to time, the Company receives orders of assessment from the Indian tax authorities assessing additional taxable income on the Company and/or its subsidiaries in connection with their review of their tax returns. The Company currently has orders of assessment outstanding for various years from fiscal 2003 through fiscal 2011, which assess additional taxable income that could in the aggregate give rise to an estimated $45,908 in additional taxes, including interest of $16,661. These orders of assessment allege that the transfer prices the Company applied to certain of the international transactions between WNS Global and its other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by the Company, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. The Company has appealed against these orders of assessment before higher appellate authorities.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

In addition, the Company has orders of assessment pertaining to similar issues that have been decided in favor of the Company by first level appellate authorities, vacating the tax demands of $39,140 in additional taxes, including interest of $12,213. The income tax authorities have filed appeals against these orders with higher appellate authorities.

Uncertain tax positions are reflected at the amount likely to be paid to the taxation authorities. A liability is recognized in connection with each item that is not probable of being sustained on examination by taxing authority. The liability is measured using single best estimate of the most likely outcome for each position taken in the tax return. Thus the provision would be the aggregate liability in connection with all uncertain tax positions. As at December 31, 2014, the Company has provided a tax reserve of $14,385 primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation.

Based on the facts of these cases, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in favor of the Company in respect of assessment orders for earlier fiscal years and after consultation with the Company’s external tax advisors, the Company believe these orders are unlikely to be sustained at the higher appellate authorities. The Company has deposited $12,059 of the disputed amounts with the tax authorities and may be required to deposit the remaining portion of the disputed amounts with the tax authorities pending final resolution of the respective matters.

Others

On March 21, 2009, the Company received an assessment order from the Indian service tax authority, demanding payment of $5,522 of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by the Company to clients based abroad as the export proceeds are repatriated outside India by the Company. In response to the appeal filed by the Company with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to lower tax authorities to be adjudicated afresh. After consultation with Indian tax advisors, the Company believes this order of assessment is more likely than not to be upheld in favor of the Company. The Company intends to continue to vigorously dispute the assessment.

24.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Numerator:
Profit	$16,541	$12,193	$43,875	$28,274

Denominator:
Basic weighted average ordinary shares outstanding	51,718,013	51,067,793	51,567,653	50,856,257
Dilutive impact of equivalent stock options and RSUs	1,443,320	1,437,996	1,544,256	1,627,187
Diluted weighted average ordinary shares outstanding	53,161,333	52,505,789	53,111,909	52,483,444

The computation of earnings per ordinary share (“EPS”) was determined by dividing profit by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

25.	Subsidiaries

The following is a list of the Company’s subsidiaries as at December 31, 2014:

Direct subsidiaries	Step subsidiaries			Place of incorporation
WNS Global Services Netherlands Cooperative U.A.				The Netherlands
	WNS Global Services Philippines Inc.			Philippines
	WNS Global Services (Romania) S.R.L.			Romania
WNS North America Inc.				Delaware, USA
	WNS Business Consulting Services Private Limited			India
	WNS Global Services Inc.			Delaware, USA
	WNS BPO Services Costa Rica, S.R.L			Costa Rica
WNS Global Services (UK) Limited				United Kingdom
	WNS Workflow Technologies Limited			United Kingdom
	Accidents Happen Assistance Limited			United Kingdom
	WNS Global Services SA (Pty) Ltd.			South Africa
WNS (Mauritius) Limited				Mauritius
	WNS Capital Investment Limited			Mauritius
		WNS Customer Solutions (Singapore) Private Limited		Singapore
			WNS Customer Solutions (Private) Limited	Sri Lanka
			WNS Global Services (Australia) Pty Ltd	Australia
			Business Applications Associates Beijing Limited	China
	WNS Global Services Private Limited(1)			India
	WNS Global Services (Private) Limited			Sri Lanka
	WNS Global Services (Dalian) Co. Ltd.			China

Notes:

(1)	WNS Global Services Private Limited is being held jointly by WNS (Mauritius) Limited and WNS Customer Solutions (Singapore) Private Limited. The percentage of holding for WNS (Mauritius) Limited is 80% and for WNS Customer Solutions (Singapore) Limited is 20%.
(2)	All the above subsidiaries are wholly owned. Further, in November 2014, the Company incorporated WNS Legal Assistance LLP, a limited liability partnership organized under the laws of England and Wales. We intend for WNS Legal Assistance LLP to provide legal and professional services for our Auto Claims BPM (as defined in Note 26) segment in the UK, pending finalization of the limited liability partnership documentation. WNS Legal Assistance LLP was dormant and did not engage in any business during the nine months ended December 31, 2014.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

26.	Operating segments

The Company has several operating segments based on a mix of industry and the types of services. The composition and organization of these operating segments currently is designed in such a way that the back office shared processes, i.e. the horizontal structure, delivers service to industry specific back office and front office processes i.e. the vertical structure. These structures represent a matrix form of organization structure, accordingly operating segments have been determined based on the core principle of segment reporting in accordance with IFRS 8 “Operating segments” (“IFRS 8”). These operating segments include travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups, auto claims and others. The Company believes that the business process management services that it provides to customers in industries other than auto claims such as travel, insurance, banking and financial services, healthcare, utilities, retail and consumer products groups and others that are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria in accordance with IFRS 8. WNS Assistance and Accidents Happen Assistance Limited (which constitutes WNS Auto Claims BPM), which provide automobile claims handling services, do not meet the aggregation criteria. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPM” and “WNS Auto Claims BPM”.

The Chief Operating Decision Maker (“CODM”) has been identified as the Group Chief Executive Officer. The CODM evaluates the Company’s performance and allocates resources based on revenue growth of vertical structure.

In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue except the cases where the Company has concluded that it is not the principal in providing claims handling services and hence it would be appropriate to record revenue from repair services on a net basis i.e. net of repair cost. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as (a) revenue less (b) in the Company’s auto claims business, payments to repair centers for “Fault” repair cases where the Company acts as the principal in its dealings with the third party repair centers and its clients. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended December 31, 2014 are as follows:

	Three months ended December 31, 2014
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$120,503	$15,452	$—	$135,955
Segment revenue	$120,554	$15,452	$(51)	$135,955
Payments to repair centers	—	7,585	—	7,585

Revenue less repair payments	120,554	7,867	(51)	128,370
Depreciation	3,527	72	—	3,599
Other costs	89,769	6,383	(51)	96,101

Segment operating profit	27,258	1,412	—	28,670
Other income, net	(2,844)	(212)	—	(3,056)
Finance expense	320		—	320

Segment profit before income taxes	29,782	1,624	—	31,406
Provision for income taxes	5,916	353	—	6,269

Segment profit	23,866	1,271	—	25,137
Amortization of intangible assets				6,026
Share based compensation expense				2,570

Profit				$16,541

Addition to non-current assets	$5,702	$390	$—	$6,092
Total assets, net of elimination	381,346	139,896	—	521,242
Total liabilities, net of elimination	$94,164	$61,777	$—	$155,941

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process management services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the three months ended December 31, 2013 are as follows:

	Three months ended December 31, 2013
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$111,875	$15,268	$—	$127,143
Segment revenue	$111,932	$15,268	$(57)	$127,143
Payments to repair centers	—	7,505	—	7,505

Revenue less repair payments	111,932	7,763	(57)	119,638
Depreciation	3,360	140	—	3,500
Other costs	88,814	5,385	(57)	94,142

Segment operating profit	19,758	2,238	—	21,996
Other income, net	(2,288)	(170)	—	(2,458)
Finance expense	744	—	—	744

Segment profit before income taxes	21,302	2,408	—	23,710
Provision for income taxes	3,335	559	—	3,894

Segment profit	17,967	1,849	—	19,816
Amortization of intangible assets				5,823
Share based compensation expense				1,800

Profit				$12,193

Addition to non-current assets	$5,449	$360	$—	$5,809
Total assets, net of elimination	394,188	118,813	—	513,001
Total liabilities, net of elimination	$177,439	$41,852	$—	$219,291

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process management services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the nine months ended December 31, 2014 are as follows:

	Nine months ended December 31, 2014
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$352,556	$48,479	$—	$401,035
Segment revenue	$352,714	$48,479	$(158)	$401,035
Payments to repair centers		24,071	—	24,071

Revenue less repair payments	352,714	24,408	(158)	376,964
Depreciation	10,320	280	—	10,600
Other costs	269,338	19,144	(158)	288,324

Segment operating profit	73,056	4,984	—	78,040
Other income, net	(8,488)	(580)	—	(9,068)
Finance expense	1,141	—	—	1,141

Segment profit before income taxes	80,403	5,564	—	85,967
Provision for income taxes	15,410	1,130	—	16,540

Segment profit	64,993	4,434	—	69,427
Amortization of intangible assets				18,174
Share based compensation expense				7,378

Profit				$43,875

Addition to non-current assets	$15,369	$1,247	$—	$16,616
Total assets, net of elimination	381,346	139,896	—	521,242
Total liabilities, net of elimination	$94,164	$61,777	$—	$155,941

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process management services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

The segment results for the nine months ended December 31, 2013 are as follows:

	Nine months ended December 31, 2013
	WNS Global BPM	WNS Auto Claims BPM	Inter segments*	Total
Revenue from external customers	$325,621	$46,747	$—	$372,368
Segment revenue	$325,824	$46,747	$(203)	$372,368
Payments to repair centers	—	23,577	—	23,577

Revenue less repair payments	325,824	23,170	(203)	348,791
Depreciation	9,907	459	—	10,366
Other costs	265,052	16,979	(203)	281,828

Segment operating profit	50,865	5,732	—	56,597
Other income, net	(5,676)	(785)	—	(6,461)
Finance expense	2,293	—	—	2,293

Segment profit before income taxes	54,248	6,517	—	60,765
Provision for income taxes	7,808	1,532	—	9,340

Segment profit	46,440	4,985	—	51,425
Amortization of intangible assets				17,843
Share based compensation expense				5,308

Profit				$28,274

Addition to non-current assets	$14,149	$1,075	$—	$15,224
Total assets, net of elimination	394,188	118,813	—	513,001
Total liabilities, net of elimination	$177,439	$41,852	$—	$219,291

*	Transactions between inter segments represent invoices raised by WNS Global BPM on WNS Auto Claims BPM for business process management services rendered by the former to latter.

WNS (HOLDINGS) LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share and per share data)

External Revenue

Revenues from the geographic segments are based on domicile of the customer. The Company’s external revenue by geographic area is as follows:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Jersey, Channel Islands	$—	$—	$—	$—
UK	71,022	67,727	214,655	195,829
US	35,318	34,012	102,636	103,750
Europe (excluding UK)	8,211	6,025	22,501	19,174
South Africa	3,641	5,517	13,109	15,496
Australia	9,422	7,199	23,935	20,081
Rest of the world	8,341	6,663	24,199	18,038

Total	$135,955	$127,143	$401,035	$372,368

27.	Commitment and Contingencies

Leases

The Company has entered into various non-cancelable operating lease agreements for certain delivery centers and offices with original lease periods expiring between 2014 and 2028. The details of future minimum lease payments under non-cancelable operating leases as at December 31, 2014 are as follows:

Future minimum lease payments
Less than 1 year	$18,186
1-3 years	24,309
3-5 years	13,706
More than 5 years	20,527

Total minimum lease payments	$76,728

Rental expenses were $5,684 and $5,737 for the three months ended December 31, 2014 and 2013, respectively, and $17,893 and $17,273, for the nine months ended December 31, 2014 and 2013, respectively.

Capital commitments

As at December 31, 2014 and March 31, 2014, the Company had committed to spend approximately $5,566 and $3,576, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Bank guarantees and others

Certain subsidiaries of the Company held bank guarantees aggregating $824 and $694 as at December 31, 2014 and March 31, 2014, respectively. These guarantees have a remaining expiry term ranging from one to five years.

Restricted time deposits placed with bankers as security for guarantees given by them to regulatory authorities aggregating $594 and $881 as at December 31, 2014 and March 31, 2014, respectively, are included in other current assets. These deposits represent cash collateral against bank guarantees issued by the banks on behalf of the Company to third parties.

Contingencies

In the ordinary course of business, the Company is involved in lawsuits, claims and administrative proceedings. While uncertainties are inherent in the final outcome of these matters, the Company believes, after consultation with counsel, that the disposition of these proceedings will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2014. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”

Overview

We are a leading global provider of BPM services, offering comprehensive data, voice, analytical and business transformation services with a blended onshore, nearshore and offshore delivery model. We transfer the business processes of our clients to our delivery centers, located in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, with a view to offer cost savings, operational flexibility, improved quality and actionable insights to our clients. We seek to help our clients “transform” their businesses by identifying business and process optimization opportunities through technology-enabled solutions, process design improvements, analytics and improved business understanding.

We win outsourcing engagements from our clients based on our domain knowledge of their business, our experience in managing the specific processes they seek to outsource and our customer-centric approach. Our company is organized into vertical business units in order to provide more specialized focus on each of the industries that we target, to more effectively manage our sales and marketing process and to develop in-depth domain knowledge. The major industry verticals we currently target are the insurance; travel and leisure; diversified businesses including manufacturing, retail, consumer packaged goods, or CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; shipping and logistics; and public sector industries.

Our portfolio of services includes vertical-specific processes that are tailored to address our clients’ specific business and industry practices. In addition, we offer a set of shared services that are common across multiple industries including contact center, finance and accounting, research and analytics, technology services, legal services, and human resources outsourcing.

Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process management is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our operating results may also differ significantly from quarter to quarter due to seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry typically experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a client’s relationship with us.

Our revenue is generated primarily from providing business process management services. We have two reportable segments for financial statement reporting purposes — WNS Global BPM and WNS Auto Claims BPM. In our WNS Auto Claims BPM segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and repair management services, where we arrange for automobile repairs through a network of third party repair centers. In our repair management services, where we act as the principal in our dealings with the third party repair centers and our clients, the amounts which we invoice to our clients for payments made by us to third party repair centers are reported as revenue. Where we are not the principal in providing the services, we record revenue from repair services net of repair cost. See Note 2.s of the consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2014. Since we wholly subcontract the repairs to the repair centers, we evaluate the financial performance of our “fault” repair business based on revenue less repair payments to third party repair centers, which is a non-GAAP financial measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process management services that we directly provide to our clients.

For our “non fault” repairs business, we generally provide a consolidated suite of accident management services including credit hire and credit repair, and we believe that measurement of such business on a basis that includes repair payments in revenue is appropriate. Revenue including repair payments is therefore used as a primary measure to allocate resources and measure operating performance for accident management services provided in our “non fault” repairs business. Our “non fault” repairs business where we provide accident management services accounts for a relatively small portion of our revenue for our WNS Auto Claims BPM segment.

Revenue less repair payments is a non-GAAP financial measure which is calculated as (a) revenue less (b) in our auto claims business, payments to repair centers for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients. This non-GAAP financial information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
Revenue	$136.0	$127.1	$401.0	$372.4
Less: Payments to repair centers(1)	7.6	7.5	24.1	23.6
Revenue less repair payments	$128.4	$119.6	$377.0	$348.8

Note:

1)	Consists of payments to repair centers in our auto claims business for “fault” repair cases where we act as the principal in our dealings with the third party repair centers and our clients.

The following table sets forth our constant currency revenue less repair payments for the periods indicated. Constant currency revenue less repair payments is a non-GAAP financial measure. We present constant currency revenue less repair payments so that revenue less repair payments may be viewed without the impact of foreign currency exchange rate fluctuations, thereby facilitating period-to-period comparisons of business performance. Constant currency revenue less repair payments is presented by recalculating prior period’s revenue less repair payments denominated in currencies other than in US dollars using the foreign exchange rate used for the latest period, without taking into account the impact of hedging gains/losses. Our non-US dollar denominated revenues include, but are not limited to, revenues denominated in pound sterling, South African rand, Australian dollars and Euros.

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
Constant currency revenue less repair payments	$127.2	$118.6	$376.2	$349.8

Global Economic Conditions

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the historically low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, Russia, China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Argentina and Russia yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve continues to taper its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation which may contribute to further economic instability in the global financial markets. These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and the international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling or the Australian dollar (in which our revenues are principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated into US dollars, our reporting currency. For example, the pound sterling appreciated against the US dollar by an average of 4.9% and Australian dollar depreciated by an average of 4.3% against the US dollar, for the nine months ended December 31, 2014 as compared to the average exchange rate for the nine months ended December 31, 2013. Similarly, the Indian rupee depreciated against the US dollar by an average of 1.4% for the nine months ended December 31, 2014 as compared to the average exchange rate for the nine months ended December 31, 2013. Appreciation of the pound sterling against the US dollar and depreciation of the Indian rupee against the US dollar for the nine months ended December 31, 2014 positively impacted our results of operations while depreciation of the Australian dollar negatively impacted our results of operations.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

Revenue

We generate revenue by providing business process management services to our clients. The following table shows our revenue (a GAAP financial measure) and revenue less repair payments (a non-GAAP financial measure) for the periods indicated:

	Three months ended December 31,		Change		Nine months ended December 31,		Change
	(US dollars in millions)				(US dollars in millions)
	2014	2013	$	%	2014	2013	$	%
Revenue	$136.0	$127.1	8.8	6.9%	$401.0	$372.4	28.7	7.7%
Revenue less repair payments	$128.4	$119.6	8.7	7.3%	$377.0	$348.8	28.2	8.1%

Our revenue is characterized by client, industry, service type, geographic and contract type diversity, as the analysis below indicates.

Revenue by Top Clients

For the three months ended December 31, 2014 and 2013, the percentage of revenue and revenue less repair payments that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
Top client	12.6%	15.7%	13.4%	16.6%
Top five clients	32.4%	37.2%	34.3%	39.5%
Top ten clients	43.7%	48.5%	46.3%	51.6%
Top twenty clients	58.7%	63.3%	61.9%	67.0%

For the nine months ended December 31, 2014 and 2013, the percentage of revenue and revenue less repair payments that we derived from our largest clients were in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Nine months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Top client	13.5%	15.1%	14.3%	16.1%
Top five clients	33.1%	37.1%	35.3%	39.6%
Top ten clients	44.7%	48.5%	47.6%	51.8%
Top twenty clients	60.6%	63.8%	64.1%	67.1%

In line with our expectations, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an online travel agency, or OTA, provided us with a lower volume of business in the nine months ended December 31, 2014. The client has, from the fourth quarter of fiscal 2014, been moving some of their customer care and sales processes that have been managed by us to a technology platform managed by another OTA under a strategic marketing agreement entered into between the two OTAs in August 2013, as a result of which we are currently losing, and expect to lose, most of our business from our OTA client. We expect our OTA client’s transition of their processes to the other OTA to be completed by the end of March 2015. The portion of the business from our OTA client that we expect to lose upon completion of our OTA client’s transition of their processes to the other OTA represented approximately 4% of our revenue less repair payments in fiscal 2014. The other OTA uses several BPM vendors to manage such processes on their technology platform. We have been approved as one of the other OTA’s providers of BPM services. We believe our ability to quickly acquire knowledge of the other OTA’s technology platform, along with our existing domain expertise in the OTA industry and value-added service approach, will be critical in our ability to compete with incumbent BPM vendors for the other OTA’s business. We have received our first commitment from the other OTA to provide them similar services that we provide to our OTA client and we intend to continue to seek to increase the volume of business we provide to the other OTA over time to offset our loss of business from our OTA client. However, there is no assurance that we will be able to successfully compete with incumbent BPM vendors for the other OTA’s business or on the volume of business that we would be able to obtain from the other OTA. We are therefore unable to determine the magnitude and timing of impact on us resulting from the transition of our OTA client’s processes to the other OTA’s technology platform; the extent to which the loss of business from our OTA client is not offset by new business from the other OTA will reduce our revenue.

Further, we have entered into a new master services agreement with an existing major client, Aviva Global Services (Management Services) Private Limited, or Aviva MS, effective April 1, 2014. The new agreement, or Aviva master services agreement, replaced our prior master services agreement with the client that was due to expire in November 2016. See “ – Our Contracts – Revenue by Contract Type.” The new pricing arrangements under the new agreement resulted in lower revenue from the client in the nine months ended December 31, 2014 as compared to nine months ended December 31, 2013. Under the new agreement, we expect our revenue from the client to be lower in fiscal 2015 than fiscal 2014, which we expect would result in a reduction in our revenue less repair payments in fiscal 2015 by a low single digit percentage, assuming the client provides us with the same volume of business in fiscal 2015 as they did in fiscal 2014.

Revenue by Industry

We organize our company into the following industry-focused business units to provide more specialized focus on each of these industries: insurance; travel and leisure; diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom; utilities; consulting and professional services; banking and financial services; healthcare; shipping and logistics and the public sector.

For the three months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended December 31,		Three months ended December 31,
Business Unit	2014	2013	2014	2013
Insurance	35.6%	36.9%	31.7%	33.0%
Travel and leisure	18.0%	18.8%	19.1%	20.0%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	13.8%	14.9%	14.6%	15.8%
Utilities	9.9%	8.0%	10.5%	8.5%
Consulting and professional services	7.7%	6.8%	8.2%	7.2%
Healthcare	6.0%	4.9%	6.4%	5.2%
Banking and financial services	5.5%	6.6%	5.8%	7.1%
Shipping and logistics	3.3%	2.8%	3.5%	2.9%
Public sector	0.2%	0.3%	0.2%	0.3%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were diversified across our industry-focused business units in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Nine months ended December 31,		Nine months ended December 31,
Business Unit	2014	2013	2014	2013
Insurance	36.3%	36.4%	32.2%	32.0%
Travel and leisure	18.8%	19.8%	20.0%	21.1%
Diversified businesses including manufacturing, retail, CPG, media and entertainment, and telecom	13.6%	14.2%	14.5%	15.2%
Utilities	9.3%	7.7%	9.9%	8.3%
Consulting and professional services	7.5%	6.7%	8.0%	7.1%
Banking and financial services	5.8%	6.6%	6.1%	7.1%
Healthcare	5.2%	5.5%	5.5%	5.9%
Shipping and logistics	3.3%	2.8%	3.5%	3.0%
Public sector	0.2%	0.3%	0.3%	0.3%

Total	100.0%	100.0%	100.0%	100.0%

Certain services that we provide to our clients are subject to the seasonality of our clients’ business. Accordingly, we typically see an increase in transaction related services within the travel and leisure industry during holiday seasons, such as during the US summer holidays (our fiscal second quarter); an increase in business in the insurance industry during the beginning and end of the fiscal year (our fiscal first and last quarters) and during the US peak winter season (our fiscal third quarter); and an increase in business in the consumer product industry during the US festive season towards the end of the calendar year when new product launches and campaigns typically happen (our fiscal third quarter).

Revenue by Service Type

For the three months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended December 31,		Three months ended December 31,
Service Type	2014	2013	2014	2013
Industry-specific	31.7%	31.7%	33.7%	33.7%
Contact center	21.5%	22.4%	22.7%	23.8%
Finance and accounting	20.7%	20.0%	21.9%	21.2%
Research and analytics	12.4%	11.5%	13.1%	12.2%
Auto claims	11.4%	12.0%	6.1%	6.5%
Technology services	1.6%	1.5%	1.7%	1.6%
Legal services	0.7%	0.7%	0.8%	0.8%
Human resources outsourcing	0.0%	0.2%	0.0%	0.2%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were diversified across service types in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Nine months ended December 31,		Nine months ended December 31,
Service Type	2014	2013	2014	2013
Industry-specific	30.3%	31.3%	32.2%	33.6%
Contact center	22.4%	24.1%	23.9%	25.7%
Finance and accounting	20.0%	18.0%	21.3%	19.2%
Research and analytics	12.7%	11.4%	13.5%	12.2%
Auto claims	12.1%	12.6%	6.5%	6.6%
Technology services	1.7%	1.7%	1.8%	1.8%
Legal services	0.7%	0.7%	0.7%	0.7%
Human resources outsourcing	0.1%	0.2%	0.1%	0.2%

Total	100.0%	100.0%	100.0%	100.0%

Revenue by Geography

For the three months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended December 31,		Three months ended December 31,
Geography	2014	2013	2014	2013
UK	52.2%	53.3%	49.4%	50.3%
North America (primarily the US)	26.0%	26.8%	27.5%	28.4%
Australia	6.9%	5.7%	7.3%	6.0%
Europe (excluding the UK)	6.0%	4.7%	6.4%	5.0%
South Africa	2.7%	4.3%	2.8%	4.6%
Rest of world	6.2%	5.2%	6.6%	5.6%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our clients) in the proportions set forth below in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Nine months ended December 31,		Nine months ended December 31,
Geography	2014	2013	2014	2013
UK	53.5%	52.6%	50.6%	49.4%
North America (primarily the US)	25.6%	27.9%	27.2%	29.7%
Australia	6.0%	5.4%	6.3%	5.8%
Europe (excluding the UK)	5.6%	5.1%	6.0%	5.5%
South Africa	3.3%	4.2%	3.5%	4.4%
Rest of world	6.0%	4.8%	6.4%	5.2%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Location of Delivery Centers

For the three months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended December 31,		Three months ended December 31,
Location of Delivery Center	2014	2013	2014	2013
India	64.4%	64.9%	68.2%	69.0%
UK	12.3%	12.2%	7.1%	6.7%
South Africa	7.3%	7.8%	7.8%	8.3%
Philippines	6.6%	6.0%	7.0%	6.4%
Sri Lanka	3.0%	2.4%	3.2%	2.5%
Romania	2.7%	2.5%	2.9%	2.6%
China(1)	1.2%	0.9%	1.3%	1.0%
United States	1.0%	1.9%	1.0%	2.0%
Poland	0.8%	0.7%	0.8%	0.7%
Costa Rica	0.7%	0.7%	0.7%	0.8%

Total	100.0%	100.0%	100.0%	100.0%

Note:

1)	For the three months ended December 2014, this includes revenue from our new China facility which became operational in October 2014, as well as our first China facility. For the three months ended December 2013, this includes revenue from services provided through our former subcontractor’s delivery center in China, and revenue from our first China facility which became operational in May 2013.

For the nine months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were derived from the following geographies (based on the location of our delivery centers) in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Nine months ended December 31,		Nine months ended December 31,
Location of Delivery Center	2014	2013	2014	2013
India	64.0%	65.4%	68.1%	69.7%
UK	12.6%	12.8%	7.1%	6.9%
South Africa	7.8%	7.6%	8.3%	8.1%
Philippines	6.3%	5.8%	6.7%	6.2%
Sri Lanka	3.0%	2.4%	3.2%	2.6%
Romania	2.6%	2.3%	2.7%	2.5%
China(1)	1.1%	0.8%	1.1%	0.9%
United States	1.1%	1.5%	1.2%	1.6%
Poland	0.8%	0.6%	0.9%	0.6%
Costa Rica	0.7%	0.8%	0.7%	0.9%

Total	100.0%	100.0%	100.0%	100.0%

Note:

1)	For the nine months ended December 2014, this includes revenue from our new China facility which became operational in October 2014, as well as our first China facility and revenue from services provided through our former subcontractor’s delivery center in China. For the nine months ended December 2013, this includes revenue from services provided through our former subcontractor’s delivery center in China, and revenue from our first China facility which became operational in May 2013.

Our Contracts

We provide our services under contracts with our clients, the majority of which have terms ranging between three and five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with short notice periods. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.

When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.

In the WNS Global BPM segment, we charge for our services based on the following pricing models:

1)	per full-time equivalent arrangements, which typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process managed;

2)	per transaction arrangements, which typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed);

3)	fixed-price arrangements, which typically involve billings based on achievements of pre-defined deliverables or milestones;

4)	outcome-based arrangements, which typically involve billings based on the business result achieved by our clients through our service efforts (such as measured based on a reduction in days sales outstanding, an improvement in working capital, an increase in collections or a reduction in operating expenses); or

5)	other pricing arrangements, including cost-plus arrangements, which typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.

Apart from the above-mentioned pricing methods, a small portion of our revenue comprises reimbursements of out-of-pocket expenses incurred by us in providing services to our clients.

Outcome-based arrangements are examples of non-linear pricing models where revenues from platforms and solutions and the services we provide are linked to usage or savings by clients rather than the efforts deployed to provide these services. We intend to focus on increasing our service offerings that are based on non-linear pricing models that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. We believe that non-linear pricing models help us to grow our revenue without increasing our headcount. Accordingly, we expect increased use of non-linear pricing models to result in higher revenue per employee and improved margins. Non-linear revenues may be subject to short-term pressure on margins, however, as initiatives in developing the products and services take time to deliver. Moreover, in outcome-based arrangements, we bear the risk of failure to achieve clients’ business objectives in connection with these projects. For more information, see “Part III — Risk Factors — If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.”

In our WNS Auto Claims BPM segment, we earn revenue from claims handling and repair management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile repair management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide a consolidated suite of services towards accident management including credit hire and credit repair for “non fault” repairs business.

Revenue by Contract Type

For the three months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Three months ended December 31,		Three months ended December 31,
Contract Type	2014	2013	2014	2013
Full-time-equivalent	70.2%	65.1%	74.3%	69.2%
Transaction	21.9%	26.5%	17.3%	21.9%
Fixed price	3.5%	4.5%	3.7%	4.7%
Outcome-based	1.3%	0.9%	1.4%	1.0%
Others	3.1%	3.0%	3.3%	3.2%

Total	100.0%	100.0%	100.0%	100.0%

For the nine months ended December 31, 2014 and 2013, our revenue and revenue less repair payments were diversified by contract type in the proportions set forth in the following table:

	As a percentage of revenue		As a percentage of revenue less repair payments
	Nine months ended December 31,		Nine months ended December 31,
Contract Type	2014	2013	2014	2013
Full-time-equivalent	68.9%	62.4%	73.3%	66.4%
Transaction	23.0%	28.4%	18.0%	23.6%
Fixed price	3.5%	4.9%	3.8%	5.3%
Outcome-based	1.1%	0.9%	1.2%	1.0%
Others	3.5%	3.4%	3.7%	3.7%

Total	100.0%	100.0%	100.0%	100.0%

We have continued our ten-year relationship with Aviva MS by recently entering into the Aviva master services agreement with Aviva MS, for a term of eight years, effective April 1, 2014 and expiring on March 31, 2022. The new Aviva master services agreement replaced our prior master services agreement with the client that was due to expire in November 2016. The agreement continues to provide us with the exclusive right to provide the client with the services we currently provide, and in the same geographic regions, subject to the rights and obligations of the Aviva group under their existing contracts with other providers of similar services. Aviva MS has agreed, and further agreed to procure other members of the Aviva group, not to renew or extend such existing contacts unless contractually bound to do so. We are also regarded as a preferred supplier with respect to any new services or any new geographic regions in which the client seeks BPM services, subject to our meeting certain conditions of the client’s supplier tender process.

Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenue, with the exception of the Aviva master services agreement. The Aviva master services agreement sets out a minimum commitment level of 3,000 billable full-time employees by Aviva MS up to October 31, 2016 (the last complete month prior to the expiration of the prior master services agreement with Aviva MS). The revised contract is priced on a full-time equivalent, or FTE, pricing model for certain types of outsourced processes and a non-FTE based pricing model for other types of outsourced processes. In the event the mean average monthly volume of business in any rolling three-month period does not reach the minimum volume commitment, Aviva MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the minimum volume commitment, there are termination at will provisions which permit Aviva MS to terminate the Aviva master services agreement without cause, with six months’ notice upon payment of a termination fee. The annual minimum volume commitment under this contract was met in fiscal 2014. Based on Aviva MS’s latest forecast of its service requirements and growth opportunities for fiscal 2015 provided to us, we expect them to meet their annual minimum volume commitment under this contract in fiscal 2015.

The new pricing arrangements under the Aviva master services agreements provide for productivity-related discounts associated with FTE and non-FTE models, some of these discounts will be mandatorily applied through the term of the contract. Pricing also varies based on degree of complexity of the outsourced processes. The new pricing arrangements under the Aviva master services agreement resulted in lower revenue for the nine months ended December 31, 2014 as compared to the nine months ended December 31, 2013. Under the new agreement, we expect our revenue from the client to be lower in fiscal 2015 than fiscal 2014, which we expect would result in a reduction in our revenue less repair payments in fiscal 2015 by a low single digit percentage, assuming the client provides us with the same volume of business in fiscal 2015 as they did in fiscal 2014.

Under the terms of an agreement with one of our top five clients negotiated in December 2009, we are the exclusive provider of certain key services from delivery locations outside of the US, including customer service and ticketing support for the client. This agreement became effective on April 1, 2010 and will expire in December 2015. Under our earlier agreement with this client, we were entitled to charge premium pricing because we had absorbed the initial transition cost in 2004. That premium pricing is no longer available in the new contract with this client. The early termination of the old agreement entitled us to a payment by the client of a termination fee of $5.4 million which was received on April 1, 2010. As the termination fee was related to a renewal of our agreement with the client, we have determined that the recognition of the termination fee as revenue will be deferred over the term of the new agreement (i.e., over the period from April 1, 2010 to December 31, 2015).

Expenses

The majority of our expenses consist of cost of revenue and operating expenses. The key components of our cost of revenue are employee costs, facilities costs, payments to repair centers, depreciation, travel expenses, and legal and professional costs. Our operating expenses include selling and marketing expenses, general and administrative expenses, foreign exchange gains and losses and amortization of intangible assets. Our non-operating expenses include finance expenses as well as other expenses recorded under “other income, net.”

Cost of Revenue

Employee costs represent the largest component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention. Historically, our employee costs have increased primarily due to increases in number of employees to support our growth and, to a lesser extent, to recruit, train and retain employees. Salary levels in India and our ability to efficiently manage and retain our employees significantly influence our cost of revenue. See “Part I — Item 4. Information on the Company — B. Business Overview — Human Capital” of our annual report on Form 20-F for the fiscal year ended March 31, 2014.

Our WNS Auto Claims BPM segment includes repair management services, where we arrange for automobile repairs through a network of third party repair centers. This cost is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.

Our facilities costs comprise lease rentals, utilities cost, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

We create capacity in our operational infrastructure ahead of anticipated demand as it takes six to nine months to build up a new site. Hence, our cost of revenue as a percentage of revenue may be higher during periods in which we carry such additional capacity.

Once we are engaged by a client in a new contract, we normally have a transition period to transfer the client’s processes to our delivery centers and accordingly incur costs related to such transfer. Therefore, our cost of revenue in relation to our revenue may be higher until the transfer phase is completed, which may last for two to six months.

Selling and Marketing Expenses

Our selling and marketing expenses primarily comprise employee costs for sales and marketing personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses and other general expenses relating to selling and marketing.

General and Administrative Expenses

Our general and administrative expenses primarily comprise employee costs for senior management and other support personnel, travel expenses, legal and professional fees, share-based compensation expense and other general expenses not related to cost of revenue and selling and marketing.

Foreign Exchange Loss / (Gain), Net

Foreign exchange gains or losses, net include:

•	marked to market gains or losses on derivative instruments that do not qualify for “hedge” accounting and are deemed ineffective;

•	realized foreign currency exchange gains or losses on settlement of transactions in foreign currency and derivative instruments; and

•	unrealized foreign currency exchange gains or losses on revaluation of other assets and liabilities.

Amortization of Intangible Assets

Amortization of intangible assets is associated with our acquisitions of Business Applications Associates Limited, or BizAps, in June 2008, Aviva Global Services Singapore Pte. Ltd., or Aviva Global (which we have renamed as WNS Customer Solutions (Singapore) Private Limited, in July 2008 and Fusion Outsourcing Services (Proprietary) Limited, or Fusion (which we have renamed as WNS Global Services SA (Pty) Ltd following our acquisition), in June 2012.

Other Income, Net

Other income, net comprises interest income, income from investments and other miscellaneous expenses.

Finance Expense

Finance expense primarily relates to interest charges payable on our term loans and short-term borrowings.

Operating Data

Our profit margin is largely a function of our asset utilization and the rates we are able to recover for our services. One of the most significant components of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our seats. Generally, an improvement in seat utilization rate will improve our profitability unless there are other factors which increase our costs such as an increase in lease rentals, large ramp-ups to build new seats, and increases in costs related to repairs and renovations to our existing or used seats. In addition, an increase in seat utilization rate as a result of an increase in the volume of work will generally result in a lower cost per seat and a higher profit margin as the total fixed costs of our built up seats remain the same while each seat is generating more revenue.

The following table presents certain operating data as at the dates indicated:

	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013	September 30, 2013
Total head count	27,755	27,734	27,760	27,020	26,578	26,630
Built up seats(1)	23,831	24,019	23,923	23,503	23,342	22,621
Used seats(1)	17,346	16,869	16,629	16,425	16,307	16,003
Seat utilization rate(2)	1.16	1.16	1.16	1.14	1.16	1.17

Notes:

1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we increase headcount.
2)	The seat utilization rate is calculated by dividing the average total headcount by the average number of built up seats to show the rate at which we are able to utilize our built up seats. Average total headcount and average number of built up seats are calculated by dividing the aggregate of the total headcount or number of built up seats, as the case may be, as at the beginning and end of the quarter by two.

Results of Operations

The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments for the periods indicated:

	As a percentage of				As a percentage of
	Revenue		Revenue less repair payments		Revenue		Revenue less repair payments
	Three months ended December 31,				Nine months ended December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
Cost of revenue	62.6%	64.2%	60.4%	62.0%	63.8%	66.0%	61.5%	63.7%
Gross profit	37.4%	35.8%	39.6%	38.0%	36.2%	34.0%	38.5%	36.3%
Operating expenses:
Selling and marketing expenses	5.6%	7.0%	6.0%	7.4%	5.9%	6.9%	6.2%	7.4%
General and administrative expenses	13.9%	10.3%	14.7%	11.0%	13.0%	11.0%	13.8%	11.8%
Foreign exchange loss / (gains), net	(1.3)%	2.6%	(1.4)%	2.7%	(0.3)%	2.3%	(0.3)%	2.4%
Amortization of intangible assets	4.4%	4.6%	4.7%	4.9%	4.5%	4.8%	4.8%	5.1%
Operating profit	14.8%	11.3%	15.6%	12.0%	13.1%	9.0%	13.9%	9.6%
Other (income) / expense, net	(2.2)%	(1.9)%	(2.4)%	(2.1)%	(2.3)%	(1.7)%	(2.4)%	(1.9)%
Finance expense	0.2%	0.6%	0.2%	0.6%	0.3%	0.6%	0.3%	0.7%
Provision for income taxes	4.6%	3.1%	4.9%	3.3%	4.1%	2.5%	4.4%	2.7%
Profit	12.2%	9.6%	12.9%	10.2%	10.9%	7.6%	11.6%	8.1%

The following table reconciles revenue (a GAAP financial measure) to revenue less repair payments (a non-GAAP financial measure) and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended December 31,				Nine months ended December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
	(US dollars in millions)				(US dollars in millions)
Revenue	$136.0	$127.1	100.0%	100.0%	$401.0	$372.4	100.0%	100.0%
Less: Payments to repair centers	7.6	7.5	5.6%	5.9%	24.1	23.6	6.0%	6.3%
Revenue less repair payments	$128.4	$119.6	94.4%	94.1%	$377.0	$348.8	94.0%	93.7%

The following table presents our results of operations for the periods indicated:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
Revenue	$136.0	$127.1	$401.0	$372.4
Cost of revenue(1)	85.1	81.7	255.9	245.8

Gross profit	50.8	45.5	145.1	126.6
Operating expenses:
Selling and marketing expenses(2)	7.7	8.9	23.6	25.8
General and administrative expenses(3)	18.8	13.1	52.1	41.1
Foreign exchange loss / (gains), net	(1.8)	3.3	(1.2)	8.4
Amortization of intangible assets	6.0	5.8	18.2	17.8

Operating profit	20.1	14.4	52.5	33.4
Other income, net	(3.1)	(2.5)	(9.1)	(6.5)
Finance expense	0.3	0.7	1.1	2.3

Profit before income taxes	22.8	16.1	60.4	37.6
Provision for income taxes	6.3	3.9	16.5	9.3

Profit	$16.5	$12.2	$43.9	$28.3

Notes:

1)	Includes share-based compensation expense of $0.2 million and $0.6 million for the three and nine months ended December 31, 2014, respectively, and $0.4 million and $1.1 million for the three and nine months ended December 31, 2013, respectively.
2)	Includes share-based compensation expense of $0.2 million and $0.6 million for the three and nine months ended December 31, 2014, respectively, and $0.2 million and $0.4 million for the three and nine months ended December 31, 2013, respectively.
3)	Includes share-based compensation expense of $2.2 million and $6.1 million for the three and nine months ended December 31, 2014, respectively, and $1.2 million and $3.8 million for the three and nine months ended December 31, 2013, respectively.

Results for the three months ended December 31, 2014 compared to the three months ended December 31, 2013

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Three months ended December 31,
	2014	2013	Change	% Change
		(US dollars in millions)
Revenue	$136.0	$127.1	$8.8	6.9%

The increase in revenue of $8.8 million was primarily attributable to revenue from new clients of $8.5 million, and an increase in hedging gain on our revenue by $3.1 million to a gain of $1.2 million for the three months ended December 31, 2014 from a loss of $1.9 million for the three months ended December 31, 2013, partially offset by a decrease in revenue from existing clients of $2.8 million. The increase in revenue was primarily attributable to higher volumes in our utilities, healthcare, shipping and logistics, and consulting and professional services verticals, partially offset by the impact of lower volume of business from one of our top five clients by revenue contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under a new contract with Aviva MS, lower volumes in our banking and financial services vertical and a depreciation of pound sterling against the US dollar.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Three months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
UK	$71.0	$67.7	52.2%	53.3%
North America (primarily the US)	35.3	34.0	26.0%	26.8%
Australia	9.4	7.2	6.9%	5.7%
Europe (excluding the UK)	8.2	6.0	6.0%	4.7%
South Africa	3.6	5.5	2.7%	4.3%
Rest of world	8.3	6.7	6.2%	5.2%

Total	$136.0	$127.1	100.0%	100.0%

The increase in revenue from the UK region was primarily due to higher volumes in our shipping and logistics, banking and financial services, and healthcare verticals. The increase in revenue from the Australia region was primarily due to higher volumes in our insurance and utilities verticals. The increase in revenue from the Europe (excluding the UK) region was primarily due to higher volumes in our healthcare and retail and CPG verticals. The increase in revenue from the Rest of world region was primarily due to higher volumes in our retail and CPG and travel verticals. The increase in revenue in North America (primarily the US) was primarily due to higher volumes in our insurance and consulting and professional services verticals, partially offset by lower volumes in our retail and CPG vertical. The decrease in revenue from the South Africa region was primarily due to lower volumes in our banking and financial services and retail and CPG verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payments and percentage change in revenue less repair payments for the periods indicated:

	Three months ended December 31,
	2014	2013	Change	% Change
	(US dollars in millions)
Revenue less repair payments	$128.4	$119.6	$8.8	7.3%

The increase in revenue less repair payments of $8.8 million was primarily attributable to revenue less repair payments from new clients of $8.6 million, and an increase in hedging gain on our revenue less repair payments by $3.1 million to a gain of $1.2 million for the three months ended December 31, 2014 from a loss of $1.9 million for the three months ended December 31, 2013, partially offset by a decrease in revenue less repair payments from existing clients of $3.0 million. The increase in revenue less repair payments was primarily attributable to higher volumes in our utilities, healthcare, shipping and logistics, and consulting and professional services verticals, partially offset by the impact of lower volume of business from one of our top five clients by revenue less repair payments contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under a new contract with Aviva MS, lower volumes in our banking and financial services vertical and a depreciation of pound sterling against the US dollar

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Three months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
UK	$63.4	$60.2	49.4%	50.3%
North America (primarily the US)	35.3	34.0	27.5%	28.4%
Australia	9.4	7.2	7.3%	6.0%
Europe (excluding the UK)	8.2	6.0	6.4%	5.0%
South Africa	3.6	5.5	2.8%	4.6%
Rest of world	8.3	6.7	6.6%	5.6%

Total	$128.4	$119.6	100.0%	100.0%

The increase in revenue less repair payments from the UK region was primarily due to higher volumes in our shipping and logistics, banking and financial services, and healthcare verticals. The increase in revenue less repair payments from the Australia region was primarily due to higher volumes in our insurance and utilities verticals. The increase in revenue less repair payments from the Europe (excluding the UK) region was primarily due to higher volumes in our healthcare and retail and CPG verticals. The increase in revenue less repair payments from the Rest of world region was primarily due to higher volumes in our retail and CPG and travel verticals. The increase in revenue less repair payments from North America (primarily the US) was primarily due to higher volumes in our insurance and consulting and professional services verticals, partially offset by lower volumes in our retail and CPG vertical. The decrease in revenue less repair payments from the South Africa region was primarily due to lower volumes in our banking and financial services and retail and CPG verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$49.0	$45.6	$3.4
Facilities costs	16.0	15.7	0.3
Repair payments	7.6	7.5	0.1
Depreciation	3.4	3.4	0.1
Travel costs	2.4	3.0	(0.6)
Legal and professional costs	1.4	3.1	(1.7)
Other costs	5.3	3.4	(1.9)

Total cost of revenue	$85.1	$81.7	$3.6

As a percentage of revenue	62.6%	64.2%

The increase in cost of revenue was due to higher employee costs on account of higher headcount, higher facilities costs, higher repair payments and higher depreciation cost, partially offset by lower other costs, lower legal and professional expenses, and lower travel costs.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Gross profit	$50.8	$45.5	$5.3
As a percentage of revenue	37.4%	35.8%
As a percentage of revenue less repair payments	39.6%	38.0%

Gross profit was higher primarily due to higher revenue as discussed above. Gross profit as a percentage of revenue and revenue less repair payments increased primarily due to higher revenue as discussed above, and an increase in hedging gain on our revenue by $3.1 million to a gain of $1.2 million for the three months ended December 31, 2014 from a loss of $1.9 million for the three months ended December 31, 2013, partially offset by higher cost of revenue.

Our built up seats increased by 2.1% from 23,342 as at December 31, 2013 to 23,831 as at December 31, 2014, during which we expanded seating capacities in our existing delivery centers in South Africa, China, and Pune, India. This was part of our strategy to expand our delivery capabilities. Our total headcount increased by 4.4% from 26,578 to 27,755 during the same period, and our seat utilization rate remained unchanged at 1.16 for the three months ended December 31, 2014 as compared to the three months ended December 31, 2013. This resulted in reduction in our gross profit as a percentage of revenue and revenue less repair payments by approximately 0.01% in the three months ended December 31, 2014.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$5.5	$6.8	$(1.3)
Other costs	2.1	2.1	0.1

Total selling and marketing expenses	$7.7	$8.9	$(1.2)

As a percentage of revenue	5.6%	7.0%
As a percentage of revenue less repair payments	6.0%	7.4%

The decrease in selling and marketing expenses was primarily due to a decrease in employee costs due to a decrease in sales headcount, and lower legal and professional expenses, partially offset by higher travel and marketing costs.

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$12.5	$10.2	$2.3
Other costs	6.4	3.0	3.4

Total general and administrative expenses	$18.8	$13.1	$5.7

As a percentage of revenue	13.9%	10.3%
As a percentage of revenue less repair payments	14.7%	11.0%

The increase in general and administrative expenses was primarily due to an increase in employee costs due to higher salaries, higher other costs including facilities costs and miscellaneous costs, primarily due to higher onshore payments related to subcontracting charges.

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(1.8)	$3.3	$(5.1)

The higher foreign exchange gains were primarily due to higher gains of $2.4 million from our pound-denominated hedge contracts as a result of a depreciation of the pound sterling against the US dollar and an increase in unrealized foreign currency revaluation gains by $2.7 million to a gain of $1.3 million for the three months ended December 31, 2014 as compared to an unrealized foreign currency revaluation loss of $1.4 million for the three months ended December 31, 2013.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Amortization of intangible assets	$6.0	$5.8	$0.2

The increase in amortization of intangible assets was primarily attributable to an appreciation of the Indian rupee against the US dollar by an average of 0.14% for the three months ended December 31, 2014 as compared to the average exchange rate in for the three months ended December 31, 2013.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Operating profit	$20.1	$14.4	$5.7
As a percentage of revenue	14.8%	11.3%
As a percentage of revenue less repair payments	15.6%	12.0%

Operating profit as a percentage of revenue and revenue less repair payments is higher due to higher revenue, higher foreign exchanges gains and lower selling and marketing expenses, partially offset by higher general and administrative expenses, higher cost of revenue and higher amortization expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Other income, net	$(3.1)	$(2.5)	$(0.6)

Other income was higher primarily on account of higher interest income due to higher cash and investment balance.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Finance expense	$0.3	$0.7	$(0.4)

Finance expense decreased primarily due to lower interest cost as a result of scheduled repayment of our short term and long term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Provision for income taxes	$6.3	$3.9	$2.4

The increase in provision for income taxes was primarily on account of higher taxable profits. The provision for income taxes for the three months ended December 2014, includes a $0.3 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014, as a result of which, a number of debt FMPs that we have invested in are to be re-categorized as short term capital assets, as they have been held for less than 36 months and, accordingly, are now subject to higher tax rates. We estimate that the impact of the rules change will result in a negative impact of up to $2.0 million on our net profit, of which up to $1.7 million would be additional income taxes payable on such FMPs and $0.3 million would be additional dividend taxes payable on dividend income for fiscal 2015.

Profit

The following table sets forth our profit for the periods indicated:

	Three months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Profit	$16.5	$12.2	$4.3
As a percentage of revenue	12.2%	9.6%
As a percentage of revenue less repair payments	12.9%	10.2%

The increase in profit was primarily on account of higher operating profit, higher other income and lower finance expense, partially offset by higher provision for income taxes.

Results for the nine months ended December 31, 2014 compared to the nine months ended December 31, 2013

The following table sets forth our revenue and percentage change in revenue for the periods indicated:

Revenue

	Nine months ended December 31,
	2014	2013	Change	% Change
		(US dollars in millions)
Revenue	$401.0	$372.4	$28.7	7.7%

The increase in revenue of $28.7 million was primarily attributable to revenue from new clients of $14.2 million, an increase in revenue from existing clients of $9.3 million, and an increase in hedging gain on our revenue by $5.2 million to a gain of $0.7 million for the nine months ended December 31, 2014 from a loss of $4.5 million for the nine months ended December 31, 2013. The increase in revenue was primarily attributable to higher volumes in our utilities, shipping and logistics, and consulting and professional services verticals, partially offset by the impact of lower volume of business from one of our top five clients by revenue contribution in fiscal 2014 and 2013, a reduction in pricing and productivity discounts under a new contract with Aviva MS, and lower volumes in our banking and financial services vertical.

Revenue by Geography

The following table sets forth the composition of our revenue based on the location of our clients in our key geographies for the periods indicated:

	Revenue		As a percentage of revenue
	Nine months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
UK	$214.7	$195.8	53.5%	52.6%
North America (primarily the US)	102.6	103.8	25.6%	27.9%
Australia	23.9	20.1	6.0%	5.4%
Europe (excluding the UK)	22.5	19.2	5.6%	5.1%
South Africa	13.1	15.5	3.3%	4.2%
Rest of world	24.2	18.0	6.0%	4.8%

Total	$401.0	$372.4	100.0%	100.0%

The increase in revenue from the UK region was primarily due to higher volumes in our shipping and logistics, travel, healthcare and utilities verticals, partially offset by a reduction in pricing as a result of the new pricing arrangements under the master services agreement with Aviva MS and lower volumes in our retail and CPG vertical. The increase in revenue from the Rest of world region was primarily due to higher volumes in our healthcare, retail and CPG and shipping and logistics verticals. The increase in revenue from Australia region was primarily due to higher volumes in our insurance and utilities verticals. The increase in revenue from the Europe (excluding the UK) region was primarily due to higher volumes in our healthcare, retail and CPG and consulting and professional services verticals. The decrease in revenue from the South Africa region was primarily due to lower volumes in our banking and financial services vertical. The decrease in revenue in North America (primarily the US) was primarily due to lower volumes of business from one of our top five clients in fiscal 2014 and 2013 and our healthcare vertical, partially offset by higher volumes in our insurance, consulting and professional services and utilities verticals.

Revenue Less Repair Payments

The following table sets forth our revenue less repair payments and percentage change in revenue less repair payments for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change	% Change
	(US dollars in millions)
Revenue less repair payments	$377.0	$348.8	$28.2	8.1%

The increase in revenue less repair payments of $28.2 million was primarily attributable to revenue from new clients of $14.6 million, an increase in revenue from existing clients of $8.4 million, and an increase in hedging gain on our revenue by $5.2 million to a gain of $0.7 million for the nine months ended December 31, 2014 from a loss of $4.5 million for the nine months ended December 31, 2013. The increase in revenue less repair payments was primarily attributable to higher volumes in our utilities, shipping and logistics, and consulting and professional services verticals, partially offset by the impact of lower volume of business from one of our top five clients by revenue less repair payments contribution in fiscal 2014 and 2013, a reduction in pricing under a new contract with Aviva MS, and lower volumes in our banking and financial services vertical.

Revenue Less Repair Payments by Geography

The following table sets forth the composition of our revenue less repair payments based on the location of our clients in our key geographies for the periods indicated:

	Revenue less repair payments		As a percentage of revenue less repair payments
	Nine months ended December 31,
	2014	2013	2014	2013
	(US dollars in millions)
UK	$190.6	$172.2	50.6%	49.4%
North America (primarily the US)	102.6	103.8	27.2%	29.7%
Australia	23.9	20.1	6.3%	5.8%
Europe (excluding the UK)	22.5	19.2	6.0%	5.5%
South Africa	13.1	15.5	3.5%	4.4%
Rest of world	24.2	18.0	6.4%	5.2%

Total	$377.0	$348.8	100.0%	100.0%

The increase in revenue less repair payments from the UK region was primarily due to higher volumes in our shipping and logistics, travel, healthcare and utilities verticals, partially offset by a reduction in pricing as a result of the new pricing arrangements under the master services agreement with Aviva MS and lower volumes in our retail and CPG vertical. The increase in revenue less repair payments from the Rest of world region was primarily due to higher volumes in our healthcare, retail and CPG and shipping and logistics verticals. The increase in revenue less repair payments from Australia region was primarily due to higher volumes in our insurance and utilities verticals. The increase in revenue less repair payments from the Europe (excluding the UK) region was primarily due to higher volumes in our healthcare, retail and CPG and consulting and professional services verticals. The decrease in revenue less repair payments from the South Africa region was primarily due to lower volumes in our banking and financial services vertical. The decrease in revenue less repair payments in North America (primarily the US) was primarily due to lower volumes of business from one of our top five clients in fiscal 2014 and 2013 and our healthcare vertical, partially offset by higher volumes in our insurance, consulting and professional services and utilities verticals.

Cost of Revenue

The following table sets forth the composition of our cost of revenue for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$147.1	$139.5	$7.6
Facilities costs	48.6	46.3	2.3
Repair payments	24.1	23.6	0.5
Depreciation	10.2	10.0	0.2
Travel costs	7.2	7.9	(0.7)
Legal and professional costs	6.2	7.7	(1.5)
Other costs	12.4	10.8	1.6

Total cost of revenue	$255.9	$245.8	$10.1

As a percentage of revenue	63.8%	66.0%

The increase in cost of revenue was due to higher employee costs on account of higher headcount, higher facilities costs, higher other costs, higher repair payments and higher depreciation, partially offset by lower legal and professional expenses and lower travel costs. Further, depreciation of the Indian rupee against the US dollar by an average of 1.4% for the nine months ended December 31, 2014 as compared to the average exchange rate for the nine months ended December 31, 2013 resulted in a decrease of approximately $2.0 million in the cost of revenue.

Gross Profit

The following table sets forth our gross profit for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Gross profit	$145.1	$126.6	$18.5
As a percentage of revenue	36.2%	34.0%
As a percentage of revenue less repair payments	38.5%	36.3%

Gross profit was higher primarily due to higher revenue as discussed above. Gross profit as a percentage of revenue and revenue less repair payments increased primarily due to higher revenue as discussed above, an increase in hedging gain on our revenue less repair payments by $5.2 million to a gain of $0.7 million for the nine months ended December 31, 2014 from a loss of $4.5 million for the nine months ended December 31, 2013 and the depreciation of the Indian rupee against the US dollar by an average of 1.4% for the nine months ended December 31, 2014 as compared to the average exchange rate in for the nine months ended December 31, 2013. These increases were partially offset by higher cost of revenue.

Our built up seats increased by 2.1% from 23,342 as at December 31, 2013 to 23,831 as at December 31, 2014, during which we expanded seating capacities in our existing delivery centers in the South Africa, China, and Pune, India. This was part of our strategy to expand our delivery capabilities. Our total headcount increased by 4.4% from 26,578 to 27,755 during the same period, and our seat utilization rate remained unchanged at 1.16 for the nine months ended December 31, 2014 as compared to the nine months ended December 31, 2013. This resulted in reduction in our gross profit as a percentage of revenue and revenue less repair payments by approximately 0.08% in the nine months ended December 31, 2014.

Selling and Marketing Expenses

The following table sets forth the composition of our selling and marketing expenses for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$17.7	$19.5	$(1.8)
Other costs	5.8	6.2	(0.4)

Total selling and marketing expenses	$23.6	$25.8	$(2.2)

As a percentage of revenue	5.9%	6.9%
As a percentage of revenue less repair payments	6.2%	7.4%

The decrease in selling and marketing expenses was primarily due to a decrease in employee costs due to a decrease in sales headcount and a decrease in legal and professional expenses

General and Administrative Expenses

The following table sets forth the composition of our general and administrative expenses for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Employee costs	$36.3	$29.9	$6.4
Other costs	15.8	11.3	4.5

Total general and administrative expenses	$52.1	$41.1	$11.0

As a percentage of revenue	13.0%	11.0%
As a percentage of revenue less repair payments	13.8%	11.8%

The increase in general and administrative expenses was primarily due to an increase in employee costs due to higher salaries and higher other costs including higher facilities costs and higher miscellaneous costs, primarily due to higher onshore payments related to subcontracting charges. Further, the depreciation of the Indian rupee against the US dollar by an average of 1.4% for the nine months ended December 31, 2014 as compared to the average exchange rate for the nine months ended December 31, 2013 resulted in a decrease of approximately $0.6 million in general and administrative expenses

Foreign Exchange Loss / (Gains), Net

The following table sets forth our foreign exchange loss / (gains), net for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Foreign exchange loss / (gains), net	$(1.2)	$8.4	$(9.6)

The higher foreign exchange gains were primarily due to higher gains of $0.3 million from our pound-denominated hedge contracts as a result of a depreciation of the pound sterling against the US dollar and an increase in unrealized foreign currency revaluation gains of $9.9 million to a gain of $0.9 million for the nine months ended December 31, 2014 as compared to an unrealized foreign currency revaluation loss of $9.0 million for the nine months ended December 31, 2013.

Amortization of Intangible Assets

The following table sets forth our amortization of intangible assets for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Amortization of intangible assets	$18.2	$17.8	$0.4

The increase in amortization of intangible assets was primarily attributable to an increase in software related assets from our India facilities partially offset by a depreciation of the Indian rupee against the US dollar by an average of 1.4% for the nine months ended December 31, 2014 as compared to the average exchange rate for the nine months ended December 31, 2013.

Operating Profit

The following table sets forth our operating profit for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Operating profit	$52.5	$33.4	$19.1
As a percentage of revenue	13.1%	9.0%
As a percentage of revenue less repair payments	13.9%	9.6%

Operating profit as a percentage of revenue and revenue less repair payments is higher due to higher revenue, higher foreign exchanges gains and lower selling and marketing expenses, partially offset by higher general and administrative expenses, higher cost of revenue and higher amortization expenses.

Other income, net

The following table sets forth our other income, net for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Other income, net	$(9.1)	$(6.5)	$(2.6)

Other income was higher primarily on account of higher interest income due to higher cash and investment balance.

Finance Expense

The following table sets forth our finance expense for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Finance expense	$1.1	$2.3	$(1.2)

Finance expense decreased primarily due to lower interest cost as a result of scheduled repayments of our short term and long term loans.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Provision for income taxes	$16.5	$9.3	$7.2

The increase in provision for income taxes was primarily on account of higher taxable profits. The provision for income taxes for the nine months ended December 2014, includes a $1.3 million provision on account of a change in Indian tax law pursuant to the India Finance Act 2014, as a result of which, a number of debt FMPs that we have invested in are to be re-categorized as short term capital assets, as they have been held for less than 36 months and, accordingly, are now subject to higher tax rates.

Profit

The following table sets forth our profit for the periods indicated:

	Nine months ended December 31,
	2014	2013	Change
	(US dollars in millions)
Profit	$43.9	$28.3	$15.6
As a percentage of revenue	10.9%	7.6%
As a percentage of revenue less repair payments	11.6%	8.1%

The increase in profit was primarily on account of higher operating profit, other income and lower finance expense, partially offset by higher provision for income taxes.

Liquidity and Capital Resources

Our capital requirements are principally for debt repayment and the establishment of operating facilities to support our growth and acquisitions. Our sources of liquidity include cash and cash equivalents and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.

As at December 31, 2014, we had cash and cash equivalents of $34.5 million which were primarily held in US dollars, Indian rupees, pound sterling and Philippines pesos. We typically seek to invest our available cash on hand in bank deposits and money market instruments. Our investments include marketable securities consisting of liquid mutual funds and FMPs which totaled $119.5 million as at December 31, 2014. Our investment in FMPs represents investments in mutual funds schemes wherein the mutual funds have invested in certificates of deposit issued by banks in India.

As at December 31, 2014, our Indian subsidiary, WNS Global Services Private Limited, or WNS Global, had a secured line of credit of 900.0 million ($14.3 million based on the exchange rate on December 31, 2014) from The Hongkong and Shanghai Banking Corporation Limited, and unsecured lines of credit of $15.0 million from BNP Paribas, 1,200.0 million ($19.0 million based on the exchange rate on December 31, 2014) from Citibank N.A. and 810.0 million ($12.8 million based on the exchange rate on December 31, 2014) from Standard Chartered Bank. Interest on these lines of credit would be determined on the date of the borrowing. These lines of credit generally can be withdrawn by the relevant lender at any time. As at December 31, 2014, 1,326.9 million ($21.0 million based on the exchange rate on December 31, 2014) was utilized for working capital requirements from these lines of credit.

In March 2012, WNS Global obtained two three-year term loan facilities consisting of a 510.0 million ($8.1 million based on the exchange rate on December 31, 2014) rupee-denominated loan which was fully repaid on March 12, 2014 and a $7.0 million US dollar-denominated loan, and our UK subsidiary, WNS UK, obtained a three-year term loan for £6.1 million ($9.6 million based on the exchange rate on December 31, 2014), rolled over its £9.9 million ($15.4 million based on the exchange rate on December 31, 2014) two-year term loan (which was originally scheduled to mature in July 2012) for another three-year term, and renewed its £9.9 million ($15.4 million based on the exchange rate on December 31, 2014) working capital facility (which was originally scheduled to mature in July 2012) until March 2015.

Details of these loan facilities are described below.

•	WNS Global obtained from HDFC Bank Ltd., or HDFC, a three-year rupee-denominated term loan of 510.0 million ($8.1 million based on the exchange rate on December 31, 2014) which was fully drawn on March 12, 2012. The loan was for the purpose of financing certain capital expenditures incurred during the period from April 2011 to December 2011. The interest on the loan was 11.25% per annum for the first year, which was reset to the rate of 10.3% per annum for the second year. Interest was payable on a monthly basis. The principal amount was repayable in two equal installments on January 30, 2015 and February 27, 2015. Repayment of the loan was guaranteed by WNS and secured by a charge over our Pune property. This charge ranked pari passu with other charges over the property in favor of other lenders. We were subject to certain covenants in respect of this loan, including restrictive covenants relating to our total debt to EBITDA ratio, total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the term sheet relating to this loan. In connection with this rupee-denominated term loan, we had entered into a currency swap to convert the rupee-denominated loan to a US dollar-denominated loan which had resulted in the loan bearing an effective interest rate to us of 5.78% per annum. On March 12, 2014, WNS Global prepaid the entire loan and there was no amount outstanding under the loan as at December 31, 2014.

•

WNS Global obtained from HSBC Bank (Mauritius) Limited a three-year term loan facility for $7.0 million. On April 16, 2012, June 20, 2012, and August 16, 2012, we drew down $2.0, $3.0 and $2.0 million, respectively, from this facility. The facility was utilized for the purpose of funding WNS Global’s capital expenditure plans for fiscal 2013 in compliance with the Reserve Bank of India’s guidelines on “External Commercial Borrowings and Trade Credits.” The interest rate payable on the facility has been US dollar LIBOR plus a margin of 3.5% per annum. Effective July 16, 2014, the margin has been reduced to 3.1% per annum. Interest is payable on a quarterly basis. The principal amount of each tranche is repayable at the end of three years from the date of drawdown of such tranche. Repayment of the loan under the facility is guaranteed by WNS and secured by a charge over our Pune property. This charge ranks pari passu with other charges over the property in favor of other lenders. The facility agreement contains certain covenants, including restrictive covenants relating to our debt to EBITDA ratio, debt to adjusted tangible net worth ratio, EBITDA to debt service coverage ratio and fixed asset coverage ratio, each as defined therein. A change in the largest shareholder of WNS together with a loss of 10% of our clients by revenue within two quarters of the change may also constitute an event of default under this facility agreement.

•	WNS UK obtained from HSBC Bank plc. an additional three-year term loan facility for £6.1 million ($9.6 million based on the exchange rate on December 31, 2014), which was fully drawn on March 30, 2012. WNS UK also rolled over on March 30, 2012 its existing term loan of £9.9 million ($15.4 million based on the exchange rate on December 31, 2014) from HSBC Bank plc. (which was originally scheduled to mature on July 7, 2012) for three years until July 7, 2015. The facilities are for the purpose of providing inter-company loans within our company and funding capital expenditures. These facilities bear interest at Bank of England base rate plus a margin of 2.25% per annum. Interest is payable on a quarterly basis. 20% of the principal amount of each loan will be repayable at the end of each of 18, 24 and 30 months after drawdown and a final installment of 40% of the principal amount of each loan will be repayable at the end of 36 months after drawdown. We made a scheduled installment repayment of £3.7 million ($5.7 million based on exchange rate on December 31, 2014) and £5.9 million ($9.3 million based on exchange rate on December 31, 2014), on the £6.1 million ($9.6 million based on the exchange rate on December 31, 2014) term loan and £9.9 million ($15.4 million based on the exchange rate on December 31, 2014) term loan, respectively. Repayment of each loan is guaranteed by WNS, WNS (Mauritius) Limited, WNS Capital Investments Limited, WNS UK and Accidents Happen Assistance Limited, or AHA, and secured by pledges of shares of WNS (Mauritius) Limited and WNS Capital Investments Limited, a charge over the bank account of WNS Capital Investments Limited, and fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain certain covenants, including restrictive covenants relating to further borrowing by the borrower, total debt to EBITDA ratio, our total debt to tangible net worth ratio and EBITDA to debt service coverage ratio, each as defined in the facility agreement.

•	WNS UK renewed its working capital facility obtained from HSBC Bank plc. of £9.9 million ($15.4 million based on the exchange rate on December 31, 2014) until March 31, 2015. The working capital facility bears interest at Bank of England base rate plus a margin of 2.45% per annum and has been renewed at the existing rate. Interest is payable on a quarterly basis. Repayment of this facility is guaranteed by WNS, WNS UK and AHA, and secured by fixed and floating charges over the respective assets of WNS UK and AHA. The facility agreements contain covenants similar to those contained in WNS UK’s term loan facilities described above. The facility is subject to conditions to drawdown and can be withdrawn by the lender at any time by notice to the borrower. As at December 31, 2014, there was no outstanding amount under this facility.

•	As at December 31, 2014, our South African subsidiary, WNS Global Services SA (Pty) Ltd., had an unsecured line of credit of ZAR 30.0 million ($2.6 million based on the exchange rate on December 31, 2014) from The HSBC Bank plc. This line of credit can be withdrawn by the lender at any time. As at December 31, 2014, there was no outstanding amount under this facility.

We currently expect our capital expenditures needs in fiscal 2015 to be in the range of $23.0 million to $26.0 million. Our capital expenditure in the nine months ended December 31, 2014 amounted to $17.5 million and our capital commitment as at December 31, 2014 was $5.6 million. Based on our current level of operations, we expect that our anticipated cash generated from operating activities, cash and cash equivalents on hand, and use of existing credit facilities will be sufficient to meet our debt repayment obligations, estimated capital expenditures and working capital needs for the next 12 months. However, if our lines of credit were to become unavailable for any reason, we would require additional financing to meet our capital expenditures and working capital needs. Further, under the current challenging economic and business conditions as discussed under “— Global Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations are lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to meet some of our existing debt repayment obligations and pursue certain of our expansion plans. Further, we may in the future consider making acquisitions. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs. Depending on market conditions, we may access the capital markets to strengthen our capital position, and provide us with additional liquidity for general corporate purposes, which may include capital expenditures acquisitions, refinancing of indebtedness and working capital. If current market conditions deteriorate, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

The following table shows our cash flows for the nine months ended December 31, 2014 and 2013:

	Nine months ended December 31,
	2014	2013
	(US dollars in millions)
Net cash provided by operating activities	$66.7	$56.0
Net cash used in investing activities	$(23.1)	$(34.8)
Net cash used in financing activities	$(40.8)	$(11.4)

Cash Flows from Operating Activities

Net cash provided by operating activities increased to $66.7 million for the nine months ended December 31, 2014 from $56.0 million for the nine months ended December 31, 2013. The increase in net cash provided by operating activities for the nine months ended December 31, 2014 as compared to the nine months ended December 31, 2013 was attributable to an increase in profit as adjusted by non-cash related items by $7.9 million, a decrease in cash outflow due to working capital changes by $4.8 million and, a decrease in interest paid by $1.2 million. The increase was partially offset by an increase in income taxes paid by $3.3 million.

The increase in profit as adjusted by non-cash related items by $7.9 million was primarily on account of (i) an increase in profit by $15.6 million, (ii) an increase in current tax expense by $4.8 million, (iii) an increase in deferred taxes by $2.4 million, and (iv) an increase in share based compensation by $2.1 million. The increase was partially offset by (i) an increase in unrealized exchange gain by $13.6 million, (ii) an increase in dividend income by $0.9 million, and (iii) an increase in unrealized gain on derivative instruments by $1.0 million.

Cash outflow on account of working capital changes decreased to $8.1 million for the nine months ended December 31, 2014 from $12.8 million for the nine months ended December 31, 2013 primarily as a result of a decrease in cash outflows towards trade payables by $6.4 million and a decrease in cash outflow in other current liabilities by $4.4 million. The decrease was partially offset by a decrease in cash inflow from trade receivables by $7.0 million.

Cash Flows from Investing Activities

Net cash used in investing activities decreased to $23.1 million for the nine months ended December 31, 2014 from $34.8 million for the nine months ended December 31, 2013. Investing activities consisted primarily of: (i) net proceeds received from the sale of FMP securities of $42.8 million for the nine months ended December 31, 2014 as compared to an outflow of $5.0 million towards the purchase of FMP securities for the nine months ended December 31, 2013, (ii) an increase in cash outflow of $51.7 million in respect of marketable securities purchased for the nine months ended December 31, 2014 as compared to a cash outflow of $13.4 million in respect of marketable securities purchased for the nine months ended December 31, 2013, (iii) a cash outflow of $0.3 million for the acquisition of certain assets and personnel from iSoftStone for the nine months ended December 31, 2014, as compared to a cash outflow of $7.6 million on account of payment made towards settlement of the second and final installment of the purchase consideration of the Fusion acquisition in the nine months ended December 31, 2013, and (iv) capital expenditures incurred for leasehold improvements, including the purchase of computers, furniture, fixtures and other office equipment and software (classified as intangibles) associated with expanding the capacity of our delivery centers, of $17.5 million for the nine months ended December 31, 2014 as compared to $16.2 million for the nine months ended December 31, 2013.

Cash Flows from Financing Activities

Net cash used in financing activities increased to $40.8 million for the nine months ended December 31, 2014, as compared to $11.4 million for the nine months ended December 31, 2013. Financing activities consisted primarily of (i) repayment of short term debt taken by WNS Global of $30.2 million and WNS UK of $5.6 million for the nine months ended December 31, 2014 as compared to repayment of short term debt taken by WNS Global of $ 4.5 million and repayment of short term debt taken by WNS UK of $ 4.2 million for the nine months ended December 31, 2013, and (ii) repayment of long term debt of $5.4 million by WNS UK for the nine month ended December 31, 2014 as compared to repayment of long term debt of $1.9 million by WNS UK and $1.1 million by WNS Global Services Philippines Inc. for the nine months ended December 31, 2013

Share Repurchases

On January 15, 2015, our Board of Directors authorized the repurchase of up to 1.1 million of our ADSs each representing one ordinary share, at a price range of $10 to $30 per ADS. The share repurchase program is subject to shareholders’ approval. We intend to convene an extraordinary general meeting of our shareholders in the fourth quarter of fiscal 2015. If shareholders approve the repurchase program, our ADSs may be purchased in the open market from time to time over the next 12 months from April 1, 2015. We intend to fund the repurchase program through cash on hand. We are not obligated under the repurchase program to repurchase a specific number of ADSs, and the repurchase program may be suspended at any time at our discretion.

Tax Assessment Orders

Transfer pricing regulations to which we are subject require that any international transaction among the WNS group enterprises be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2011 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,893.9 million ($45.9 million based on the exchange rate on December 31, 2014) in additional taxes, including interest of 1,050.2 million ($16.7 million based on the exchange rate on December 31, 2014).

The following sets forth the details of these orders of assessment:

Entity	Tax year(s)	Amount demanded (including interest)		Interest on amount demanded
		( and US dollars in millions)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2003	180.2	$(2.9)(1)	60.0	$(1.0)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2004	12.5	$(0.2)(1)	3.1	$(0.1)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2005	27.4	$(0.4)(1)	8.6	$(0.1)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2006	495.3	$(7.9)(1)	173.8	$(2.8)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2006	67.9	$(1.1)(1)	24.1	$(0.4)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2007	98.7	$(1.6)(1)	31.9	$(0.5)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2007	34.3	$(0.5)(1)	10.8	$(0.2)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2008	819.6	$(13.0)(1)	344.1	$(5.4)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2008	41.4	$(0.7)(1)	13.2	$(0.2)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2009	973.9	$(15.4)(1)	336.8	$(5.2)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2009	21.1	$(0.3)(1)	4.1	$(0.1)(1)
WNS Global, WNS Customer Solutions and Noida	Fiscal 2010	60.2	$(1.0)(1)	23.5	$(0.4)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2010	1.8	$(0.1)(1)	0.4	$(0.1)(1)
WNS BCS and permanent establishment of WNS North America Inc. and WNS UK in India	Fiscal 2011	59.6	$(1.0)(1)	15.8	$(0.3)(1)
Total		2,893.9	$(45.9)(1)	1,050.2	$(16.7)(1)

Note:

(1)	Based on the exchange rate as at December 31, 2014.

The aforementioned orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries named above were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at December 31, 2014, we have provided a tax reserve of 906.7 million ($14.4 million based on the exchange rate on December 31, 2014) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities.

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,467.3 million ($39.1 million based on the exchange rate on December 31, 2014) in additional taxes, including interest of 769.9 million ($16.7 million based on the exchange rate on December 31, 2014). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at December 31, 2014, corporate tax returns for fiscal years 2011 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.5 million based on the exchange rate on December 31, 2014) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Quantitative and Qualitative Disclosures about Market Risk

General

Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Risk Management Procedures

We manage market risk through our treasury operations. Our senior management and our Board of Directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies. Our foreign exchange committee, comprising the Chairman of the Board, our Group Chief Executive Officer and our Group Chief Financial Officer, is the approving authority for all our hedging transactions.

Components of Market Risk

Exchange Rate Risk

Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pound sterling and US dollars, a significant portion of our expenses for the nine months ended December 31, 2014 (net of payments to repair centers made as part of our WNS Auto Claims BPM segment) were incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

Our exchange rate risk primarily arises from our foreign currency-denominated receivables. Based upon our level of operations for the nine months ended December 31, 2014, a sensitivity analysis shows that a 10.0% appreciation or depreciation of the pound sterling against the US dollar would have increased or decreased revenue for the nine months ended December 31, 2014 by approximately $21.0 million and would have increased or decreased revenue less repair payments for the nine months ended December 31, 2014 by approximately $18.6 million. Similarly, a 10.0% appreciation or depreciation of the Indian rupee against the US dollar would have increased or decreased expenses incurred and paid in Indian rupee for the nine months ended December 31, 2014 by approximately $19.1 million.

To protect against foreign exchange gains or losses on forecasted revenue and inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted revenue and inter-company revenue denominated in foreign currencies with forward and option contracts.

Interest Rate Risk

Our exposure to interest rate risk arises principally from our borrowings which have a floating rate of interest, a portion of which is linked to the US dollar LIBOR and the remainder is linked to the Bank of England base rate. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates.

Based upon our level of operations for the nine months ended December 31, 2014, if interest rates were to increase by 1.0%, the impact on interest expense on our floating rate borrowing would be approximately $0.2 million.

We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a periodic basis. We do not enter into hedging agreements for speculative purposes.

Part III — RISK FACTORS

This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.

Risks Related to Our Business

The global economic conditions have been challenging and have had, and may continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.

Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on the sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the historically low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, Russia, China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit as the US Federal Reserve continues to taper its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the pound sterling appreciated by an average of 4.9% against the US dollar in the nine months ended December 31, 2014 as compared to the average exchange rate in the nine months ended December 31, 2013 and by an average of 0.6% in fiscal 2014 as compared to the average exchange rate in fiscal 2013, but depreciated by an average 0.9% in fiscal 2013 as compared to the average exchange rate in fiscal 2012. Similarly, the Indian rupee depreciated by an average of 1.4% against the US dollar in the nine months ended December 31, 2014 as compared to the average exchange rate in the nine months ended December 31, 2013, by an average of 11.0% in fiscal 2014 as compared to the average exchange rate in fiscal 2013 and by an average of 13.5% in fiscal 2013 as compared to the average exchange rate in fiscal 2012.

Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and leisure and insurance industries. If macroeconomic conditions worsen or current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such worsening conditions will have on our targeted industries in general, and our results of operations specifically.

A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.

We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2014 and 2013, our five largest clients accounted for 36.9% and 37.1% of our revenue and 39.4% and 39.2% of our revenue less repair payments, respectively. In fiscal 2014 and 2013, our three largest clients accounted for 28.9% and 30.8% of our revenue and 30.8% and 32.5% of our revenue less repair payments, respectively. In fiscal 2014, our largest client, Aviva International Holdings Limited, or Aviva, individually accounted for 15.2% and 16.2% of our revenue and revenue less repair payments, respectively, as compared to 16.9% and 17.8% in fiscal 2013, respectively. Any loss of business from any major client could reduce our revenue and significantly harm our business.

For example, in line with our expectations one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA, provided us with a lower volume of business in the nine months ended December 31, 2014. The client has from the fourth quarter of fiscal 2014, been moving some of their customer care and sales processes that have been managed by us to a technology platform managed by another OTA under a strategic marketing agreement entered into between the two OTAs in August 2013, as a result of which we are currently losing, and expect to lose most of, our business from our OTA client. We expect our OTA client’s transition of their processes to the other OTA to be completed by the end of December 2014. The portion of the business from our OTA client that we expect to lose upon completion of our OTA client’s transition of their processes to the other OTA represented approximately 4% of our revenue less repair payments in fiscal 2014. The other OTA uses several BPM vendors to manage such processes on their technology platform. Although, we have been approved as one of the other OTA’s providers of BPM services and we intend to continue to seek to increase the volume of business we provide to the other OTA over time to offset our loss of business from our OTA client, there is no assurance that we will be able to successfully compete with incumbent BPM vendors for the other OTA’s business or on the volume of business that we would be able to obtain from the other OTA. We are therefore unable to determine the magnitude and timing of impact on us resulting from the transition of our OTA client’s processes to the other OTA’s technology platform; the extent to which the loss of business from our OTA client is not offset by new business from the other OTA will reduce our revenue.

Further, in early 2012, as a result of concerns that the UK Competition Commission, or UKCC, may ban the payment of referral fees by accident management companies to claims management companies and insurance companies in the provision of credit hire replacement vehicles and third party vehicle repairs, one of our largest auto claims clients by revenue contribution in fiscal 2012 terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ —Concerns over increases in car insurance premiums have led to the introduction of laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.”

Our prior contracts with one of our major clients, Aviva, provided Aviva Global, which was Aviva’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune, India to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007 it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may, in the future, enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.

We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. Revenue from Aviva under our master services agreement, with Aviva MS accounts for a significant portion of our revenue and we expect our dependence on Aviva to continue for the foreseeable future.

In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process management service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the US. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the US could reduce our revenue and seriously harm our business.

A substantial portion of our clients are concentrated in the insurance industry and the travel and leisure industry. In fiscal 2014 and 2013, 36.7% and 35.5% of our revenue, respectively, and 32.5% and 31.9% of our revenue less repair payments, respectively, were derived from clients in the insurance industry. During the same periods, clients in the travel and leisure industry contributed 19.5% and 20.5% of our revenue, respectively, and 20.8% and 21.5% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Global economic conditions have shown some signs of recovery, particularly in the US, but remain challenging as concerns remain on sustainability of the recovery. Some key indicators of sustainable economic growth remain under pressure. Ongoing concerns over the sustainability of economic recovery in the US and its substantial debt burden, the historically low price of crude oil across the globe and the related implications for potential global deflation, as well as concerns of slower economic growth in the EU, Russia, China and India, have contributed to market volatility and diminished expectations for the US, European and global economies. If countries in the Eurozone or other countries require additional financial support, if sovereign credit ratings continue to decline, or in the event of a default on sovereign debt obligations in certain countries including Argentina and Russia, yields on the sovereign debt of certain countries may continue to increase, the cost of borrowing may increase and credit may become more limited. In the US, there continue to be concerns over the failure to achieve a long-term solution to the issues of government spending, the increasing US national debt and rising debt ceiling, and their negative impact on the US economy as well as concerns over potential increases in cost of borrowing and reduction in availability of credit when the US Federal Reserve begins tapering its quantitative easing program. Further, there continue to be signs of economic weakness such as relatively high levels of unemployment in major markets including Europe and the US. Continuing conflicts and instability in various regions around the world may lead to additional acts of terrorism and armed conflict around the world, as well as the growing concerns over the sustained and drastic fall in the price of crude oil and the associated risk of global deflation, which may contribute to further economic instability in the global financial markets.

These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence or uncertainty in the European, the US and international financial markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue or worsen, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations.

Certain of our targeted industries are especially vulnerable to crises in the financial and credit markets and potential economic downturns. A downturn in any of our targeted industries, particularly the insurance or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, First Magnus Financial Corporation, or FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners Inc. which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 1.0% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively.

Further, the uncertainty in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which in turn has decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environments in Europe and the US, which continue to show signs of economic weakness, such as relatively high levels of unemployment. In fiscal 2014 and 2013, 52.8% and 53.3% of our revenue, respectively, and 49.6% and 50.6% of our revenue less repair payments, respectively, were derived from clients located in the UK. During the same periods, 27.3% and 30.5% of our revenue, respectively, and 29.1% and 32.2% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the US). Further, during the same periods, 5.3% and 5.9% of our revenue, respectively, and 5.7% and 6.3% of our revenue less repair payments, respectively, were derived from clients in the rest of Europe. Any further weakening of the European or US economy will likely have a further adverse impact on our revenue.

Other developments may also lead to a decline in the demand for our services in these industries. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The business process management industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process management industry, including our company, experiences high employee attrition. During fiscal 2014, 2013 and 2012, the attrition rate for our employees who have completed six months of employment with us was 33%, 35% and 38%, respectively. Our attrition rate for our employees who have completed six months of employment with us increased to 34% in the nine months ended December 31, 2014, and we cannot assure you that our attrition rate will not continue to increase in the future. There is significant competition in the jurisdictions where our operation centers are located, including India, the Philippines and Sri Lanka, for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process management industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend largely on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.

Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.

The average Indian rupee to US dollar exchange rate was approximately 60. 75 per $1.00 in the nine months ended December 31, 2014, which represented a depreciation of the Indian rupee by an average of 1. 42% as compared with the average exchange rate of approximately 59.90 per $1.00 in the nine months ended December 31, 2013. The average Indian rupee to US dollar exchange rate was approximately 60.38 per $1.00 in fiscal 2014, which represented a depreciation of the Indian rupee by an average of 11.0% as compared with the average exchange rate of approximately  54.38 per $1.00 in fiscal 2013.

The average pound sterling to US dollar exchange rate was approximately £0.61 per $1.00 in the nine months ended December 31, 2014, which represented an appreciation of the pound sterling by an average of 4.69% as compared with the average exchange rate of approximately £0.64 per $1.00 in the nine months ended December 31, 2013. The average pound sterling to US dollar exchange rate was approximately £0.63 per $1.00 in fiscal 2014, which represented an appreciation of the pound sterling by an average of 0.6% as compared with the average exchange rate of approximately £0.63 per $1.00 in fiscal 2013.

Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.

We may be unable to effectively manage our growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.

Since we were founded in April 1996, and especially since Warburg Pincus acquired a controlling stake in our company in May 2002, we have experienced growth and significantly expanded our operations. Our employees have increased to 27,020 as at March 31, 2014 from 15,084 as at March 31, 2007. In January 2008, we established a new delivery center in Romania, which we expanded in fiscal 2011. Our subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008, which it expanded in fiscal 2010. Additionally, in fiscal 2010, we established a new delivery center in Costa Rica and streamlined our operations by consolidating our production capacities in various delivery centers in Bangalore, Mumbai and Pune. In fiscal 2013, we opened new facilities in Poland and Vishakhapatnam, or Vizag. In fiscal 2014, our facilities in China and Sri Lanka became operational. In April 2014 our delivery center in South Carolina, in the US became fully operational. In October 2014, our newest facility in China became fully operational. We now have delivery centers across 10 countries in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US. Further, in February 2011, we received in-principle approval for the allotment of a piece of land on lease for a term of 99 years, measuring 5 acres in Tiruchirappalli Navalpattu, special economic zone, or SEZ, in the state of Tamil Nadu, India from Electronics Corporation of Tamil Nadu Limited, or ELCOT for setting up delivery centers in the future. We intend to further expand our global delivery capability, and we are exploring plans to do so in Asia Pacific and Latin America.

We have also completed numerous acquisitions. For example, in June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012, which increased to 2,180 people as at December 31, 2014. In July 2008, we entered into a transaction with Aviva involving our acquisition from Aviva all the shares of Aviva Global.

This growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.

We may face difficulties as we expand our operations to establish delivery centers in onshore locations and offshore in countries in which we have limited or no prior operating experience.

In June 2012, we acquired Fusion, a leading BPM provider with two delivery centers in South Africa. In April 2014 our delivery center in South Carolina, in the US became fully operational. We intend to continue to expand our global footprint in order to maintain an appropriate cost structure and meet our clients’ delivery needs. We plan to establish additional onshore delivery centers in the US and offshore delivery centers in Africa, the Asia Pacific and Latin America, which may involve expanding into countries other than those in which we currently operate. We have limited prior experience in operating onshore delivery centers in the US. Our expansion plans may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. As we expand our business into new countries we may encounter regulatory, personnel, technological and other difficulties that increase our expenses or delay our ability to start up our operations or become profitable in such countries. This may affect our relationships with our clients and could have an adverse effect on our business, results of operations, financial condition and cash flows.

Our loan agreements impose operating and financial restrictions on us and our subsidiaries.

Our loan agreements contain a number of covenants and other provisions that, among other things, impose operating and financial restrictions on us and our subsidiaries. These restrictions could put a strain on our financial position. For example:

•	they may increase our vulnerability to general adverse economic and industry conditions;

•	they may require us to dedicate a substantial portion of our cash flow from operations to payments on our loans, thereby reducing the availability of our cash flow to fund capital expenditure, working capital and other general corporate purposes;

•	they may require us to seek lenders’ consent prior to paying dividends on our ordinary shares;

•	they may limit our ability to incur additional borrowings or raise additional financing through equity or debt instruments;

•	they impose certain financial covenants on us that we may not be able to meet, which may cause the lenders to accelerate the repayment of the balance loan outstanding; and

•	a reduction in revenue by more than 10% in two succeeding quarters due to a change in the largest shareholder of the company may also constitute an event of default under certain of our loan agreements.

Further, the restrictions contained in our loan agreements could limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans. Our ability to comply with the covenants of our loan agreements may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants or alternative sources of financing or to reduce expenditures. We cannot assure you that such waivers, amendments or alternative financing could be obtained, or if obtained, would be on terms acceptable to us.

To service our indebtedness and other potential liquidity requirements, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to make payments on our loans and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Furthermore, given that the uncertainty over global economic conditions remains, there can be no assurance that our business activity will be maintained at our expected level to generate the anticipated cash flows from operations or that our credit facilities would be available or sufficient. If global economic uncertainties continue, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. This may in turn result in our need to obtain additional financing.

If we cannot service our loan agreements, we may have to take actions such as seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions and investments. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

We have operations in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, and we service clients across Asia, Europe, and North America. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in Australia, China, Costa Rica, India, Mauritius, the Netherlands, the Philippines, Romania, South Africa, Singapore, Sri Lanka, the United Arab Emirates, the UK and the US. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated), for more information, see “ — Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations”;

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential investors could lose confidence in our financial reporting, which could harm our business and have an adverse effect on our ADS price.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. The effective internal controls together with adequate disclosure controls and procedures are designed to prevent or detect fraud. Deficiencies in our internal controls may adversely affect our management’s ability to record, process, summarize, and report financial data on a timely basis. As a public company, we are required by Section 404 of the Sarbanes-Oxley Act of 2002 to include a report of management’s assessment on our internal control over financial reporting and an auditor’s attestation report on our internal control over financial reporting in our annual report on Form 20-F.

Although management concluded that our company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2014 and 2013, it is possible that, in the future, material weaknesses could be identified in our internal controls over financial reporting and we could be required to further implement remedial measures. If we fail to maintain effective disclosure controls and procedures or internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on our ADS price.

Concerns over increases in car insurance premiums have led introduction of new laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.

A number of aspects of the motor insurance sector are currently under review in the UK. In May 2012, the UK Legal Aid, Sentencing and Punishment of Offenders Act 2012, or the LASPO Act, was adopted. The provisions of the LASPO Act that prohibit the payment and receipt of referral fees by regulated professionals, such as solicitors, barristers, claims management companies and insurers, for claims involving personal injury, came into force in April 2013. The implementation of the ban on referral fees for claims involving personal injury cases pursuant to the LASPO Act is expected to have, and any other similar bans or restrictions imposed in future would likely have, a material adverse effect on the business of clients that are dependent on such referral fees. In turn, this would likely result in a loss of all or a material portion of the accident management services that we provide these clients in our “non-fault” repairs business. One of our largest auto claims clients by revenue contribution in fiscal 2012 that generates significant revenues through referral fees has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. We may lose some or all of the business from other clients that may be adversely affected by a ban on such referral fees.

Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.

Such concerns have led to proposed measures in the US that are aimed at limiting or restricting outsourcing. There is also legislation that has been enacted or is pending at the state level in the US, with regard to limiting outsourcing. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not a focus of our operations. However, some legislative proposals would, for example, require call centers to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-US affiliates or subcontractors, require disclosures of companies’ foreign outsourcing practices, or restrict US private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. Such legislation could have an adverse impact on the economics of outsourcing for private companies in the US, which could in turn have an adverse impact on our business with US clients.

Such concerns have also led the UK and other European Union, or EU, jurisdictions to enact regulations which allow employees who are dismissed as a result of transfer of services, which may include outsourcing to non-UK or EU companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage EU companies from outsourcing work offshore and/or could result in increased operating costs for us.

In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India.

Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.

Our executive and senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.

Our future success substantially depends on the performance of the members of our executive and senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process management industry, and we may not be able to retain our key personnel due to various reasons, including the compensation philosophy followed by our company as described in “Part I — Item 6. Directors, Senior Management and Employees — Compensation” of our annual report on Form 20-F for our fiscal year ended March 31, 2014. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows. A loss of several members of our senior management at the same time or within a short period may lead to a disruption in the business of our company, which could materially adversely affect our performance.

Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.

Salaries and related benefits of our operations staff and other employees in countries where we have delivery centers, in particular India, are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process management outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Further, following our acquisitions of Aviva Global, BizAps, and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.

Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.

Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuations and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the US summer holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of the Influenza A (H7N9) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.

In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.

Employee strikes and other labor-related disruptions may adversely affect our operations.

Our business depends on a large number of employees executing client operations. Strikes or labor disputes with our employees at our delivery centers may adversely affect our ability to conduct business. Our employees are not unionized, although they may in the future form unions. We cannot assure you that there will not be any strike, lock out or material labor dispute in the future. Work interruptions or stoppages could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.

Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act and Health Information Technology for Economic and Clinical Health Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with any applicable rules or regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.

The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2015 (including work orders/statement of works that will expire on or before March 31, 2015 although the related master services agreement has been renewed) represented approximately 15.9% of our revenue and 16.0% of our revenue less repair payments from our clients in fiscal 2014. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue. For example, one of our largest auto claims clients by revenue contribution in fiscal 2012 has terminated its contract with us with effect from April 18, 2012. This client accounted for 10.4% and 7.5% of our revenue and 1.3% and 1.9% of our revenue less repair payments in fiscal 2012 and 2011, respectively. For more information, see “ — Concerns over increases in car insurance premiums have led to introduction of laws banning the payment of referral fees for claims involving personal injury, which could have a material adverse effect on our “non-fault” repairs business in our auto claims business.” In addition, one of our top five clients by revenue contribution in fiscal 2014 and 2013, an OTA, has from the fourth quarter of fiscal 2014, been moving their customer care and sales processes that have been managed by us to a technology platform managed by another OTA under the strategic marketing agreement entered into between the two OTAs in August 2013, as a result of which we are currently losing, and expect to lose most of our business from our OTA client. Our OTA client’s transition of their processes to the other OTA is expected to be completed by the end of December 2014, after which we expect to lose most of our business from our OTA client. For more information, see “— A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.”

Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.

In many of our client contracts, we agree to include certain provisions which provide for downward revision of our prices under certain circumstances. For example, certain contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.

Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

If our pricing structures do not accurately anticipate the cost and complexity of performing our work, our profitability may be negatively affected.

The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients, and we negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Depending on the particular contract, these include input-based pricing (such as full-time equivalent-based pricing arrangements), fixed-price arrangements, output-based pricing (such as transaction-based pricing), outcome-based pricing, and contracts with features of all these pricing models. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which are largely based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us or yield lower profit margins than anticipated. Some of our client contracts do not allow us to terminate the contracts except in the case of non-payment by our client. If any contract turns out to be economically non-viable for us, we may still be liable to continue to provide services under the contract.

We intend to focus on increasing our service offerings that are based on non-linear pricing models (such as fixed-price and outcome-based pricing models) that allow us to price our services based on the value we deliver to our clients rather than the headcount deployed to deliver the services to them. Non-linear revenues may be subject to short term pressure on margins as initiatives in developing the products and services take time to deliver. The risk of entering into non-linear pricing arrangements is that if we fail to properly estimate the appropriate pricing for a project, we may incur lower profits or losses as a result of being unable to execute projects with the amount of labor we expected or at a margin sufficient to recover our initial investments in our solutions. While non-linear pricing models are expected to result in higher revenue productivity per employee and improved margins, they also mean that we bear the risk of cost overruns, wage inflation, fluctuations in currency exchange rates and failure to achieve clients’ business objectives in connection with these projects. Although we use our internally developed methodologies and processes and past project experience to reduce the risks associated with estimating, planning and performing transaction-based pricing, fixed-price and outcome-based pricing projects, if we fail to estimate accurately the resources required for a project, future wage inflation rates or currency exchange rates, or if we fail to meet defined performance goals or objectives, our profitability may suffer.

We have in the past and may in the future enter into subcontracting arrangements for the delivery of services. For example, in China, in addition to delivering services from our own delivery center, we used to deliver services through a subcontractor’s delivery center. We could face greater risk when pricing our outsourcing contracts, as our outsourcing projects typically entail the coordination of operations and workforces with our subcontractor, and utilizing workforces with different skill sets and competencies. Furthermore, when outsourcing work we assume responsibility for our subcontractors’ performance. Our pricing, cost and profit margin estimates on outsourced work may include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the outsourcing contract. There is a risk that we will underprice our contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable, which could have an adverse effect on our profit margin.

Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.

Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate, which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. During fiscal 2014 and 2013, we incurred significant expenditures to increase our number of seats by establishing additional delivery centers or expanding production capacities in our existing delivery centers. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain revenue from client contracts, margins and cash flows over increasingly longer contract periods and general economic and political conditions.

Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency. Further, because there is no certainty that our business will ramp up at the rate that we anticipate, we may incur expenses for the increased capacity for a significant period of time without a corresponding growth in our revenues. Commencement of work and ramping up of volume of work with certain new and existing clients have been slower than we had expected. If our revenue does not grow at our expected rate, we may not be able to maintain or improve our profitability.

We face competition from onshore and offshore business process management companies and from information technology companies that also offer business process management services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.

The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process management and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate. Technological changes include the development of complex automated systems for the processing of transactions that are formerly labor intensive, which may reduce or replace the need for outsourcing such transaction processing.

Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.

We have incurred losses in the past. We may not be profitable in the future.

We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling and marketing expenses and general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.

If we cause disruptions to our clients’ businesses, provide inadequate service or are in breach of our representations or obligations, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.

Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, in connection with acquiring new business from a client or entering into client contracts, our employees may make various representations, including representations relating to the quality of our services, abilities of our associates and our project management techniques. A failure or inability to meet a contractual requirement or our representations could seriously damage our reputation and affect our ability to attract new business or result in a claim for substantial damages against us.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Sri Lanka, the UK and the US, our subcontractor’s delivery center in China, our international technology hubs in the UK and the US and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.

Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. Although our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Further, although we have professional indemnity insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.

We are liable to our clients for damages caused by unauthorized disclosure of sensitive or confidential information, whether through a breach or circumvention of our or our clients’ computer systems and processes, through our employees or otherwise.

We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. Although we seek to implement measures to protect sensitive and confidential client data, there can be no assurance that we would be able to prevent breaches of security. Further, some of our projects require us to conduct business functions and computer operations using our clients’ systems over which we do not have control and which may not be compliant with industry security standards. In addition, some of the client designed processes that we are contractually required to follow for delivering services to them and which we are unable to unilaterally change, could be designed in a manner that allows for control weaknesses to exist and be exploited. Any vulnerability in a client’s system or client designed process, if exploited, could result in breaches of security or unauthorized transactions and result in a claim for substantial damages against us. If any person, including any of our employees, penetrates our or our clients’ network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our or our clients’ data centers or computer systems or unauthorized use or disclosure of sensitive or confidential client data, whether through breach of our or our clients’ computer systems, systems failure, loss or theft of assets containing confidential information or otherwise, could also have a negative impact on our reputation which would harm our business.

Fraud and significant security breaches in our or our clients’ computer systems and network infrastructure could adversely impact our business

Our business is dependent on the secure and reliable operation of our information systems, including those used to operate and manage our business and our clients’ information systems, whether operated by our clients themselves or by us in connection with our provision of services to them. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud or even detect them on a timely basis, particularly where it relates to our clients’ information systems which are not managed by us. For example, we have identified incidences where our employees have allegedly exploited weaknesses in information systems as well as processes in order to misappropriate confidential client data and used such confidential data to record fraudulent transactions. We are generally required to indemnify our clients from third party claims arising out of such fraudulent transactions and our client contracts generally do not include any limitation on our liability to our clients’ losses arising from fraudulent activities by our employees. Accordingly, we may have significant liability arising from such fraudulent transactions which may materially affect our business and financial results. Although we have professional indemnity insurance coverage for losses arising from fraudulent activities by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us, and our insurers may also disclaim coverage as to any future claims. We may also suffer reputational harm as a result of fraud committed by our employees, or by our perceived inability to properly manage fraud related risks, which could in turn lead to enhanced regulatory oversight and scrutiny.

Our expansion into new markets may create additional challenges with respect to managing the risk of fraud due to the increased geographical dispersion and use of intermediaries. Our business also requires the appropriate and secure utilization of client and other sensitive information. We cannot be certain that advances in criminal capabilities (including cyber-attacks or cyber intrusions over the internet, malware, computer viruses and the like), discovery of new vulnerabilities or attempts to exploit existing vulnerabilities in our or our clients’ systems, other data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology protecting our or our client’s computer systems and networks that access and store sensitive information. Cyber threats, such as phishing and trojans, could intrude into our or our client’s network to steal data or to seek sensitive information. Any intrusion into our network or our client’s network (to the extent attributed to us or perceived to be attributed to us) that results in any breach of security could cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in designing, developing, implementing and maintaining applications and other proprietary intellectual property rights. In order to protect our rights in such intellectual properties, we rely upon a combination of nondisclosure and other contractual arrangements as well as trade secret, copyright and trademark laws. We also generally enter into confidentiality agreements with our employees, consultants, clients and potential clients, and limit access to and distribution of our proprietary information to the extent required for our business purpose.

India is a member of the Berne Convention, an international intellectual property treaty, and has agreed to recognize protections on intellectual property rights conferred under the laws of other foreign countries, including the laws of the United States. There can be no assurance that the laws, rules, regulations and treaties in effect in the United States, India and the other jurisdictions in which we operate and the contractual and other protective measures we take, are adequate to protect us from misappropriation or unauthorized use of our intellectual property, or that such laws will not change. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, results of operations and financial condition.

Our clients may provide us with access to, and require us to use, third party software in connection with our delivery of services to them. Our client contracts generally require our clients to indemnify us for any infringement of intellectual property rights or licenses to third party software when our clients provide such access to us. If the indemnities under our client contracts are inadequate to cover the damages and losses we suffer due to infringement of third party intellectual property rights or licenses to third party software to which we were given access, our business and results of operations could be adversely affected. We are also generally required, by our client contracts, to indemnify our clients for any breaches of intellectual property rights by our services. Although we believe that we are not infringing on the intellectual property rights of others, claims may nonetheless be successfully asserted against us in the future. The costs of defending any such claims could be significant, and any successful claim may require us to modify, discontinue or rename any of our services. Any such changes may have a material adverse effect on our business, results of operations and financial condition.

We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale or investments on reasonable terms, have access to the capital required to finance potential acquisitions or investments, or be able to consummate any acquisition or investments. Future acquisitions or joint ventures may also result in the incurrence of indebtedness or the issuance of additional equity securities, which may present difficulties in financing the acquisition or joint venture on attractive terms. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects.

Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, BizAps in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. In March 2008, we entered into a joint venture with Advanced Contact Solutions, Inc., or ACS, a provider in BPO services and customer care in the Philippines, to form WNS Philippines Inc. In November 2011, we acquired ACS’s shareholding in WNS Philippines Inc. and increased our share ownership from 65% to 100%. The lack of profitability of any of our acquisitions or joint ventures could have a material adverse effect on our operating results.

In addition, our management may not be able to successfully integrate any acquired business into our operations or benefit from any joint ventures that we enter into, and any acquisition we do complete or any joint venture we do enter into may not result in long-term benefits to us. For instance, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. In June 2012, we acquired Fusion, a leading BPM provider based in South Africa. Fusion provides a range of outsourcing services, including contact center, customer care and business continuity services, to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion employed approximately 1,500 people as at June 30, 2012 which increased to 2,180 people as at December 31, 2014. We cannot assure you that we will be able to successfully integrate Fusion’s business operations with ours, or that we will be able to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share or achieve accretive benefits from our acquisition of Fusion.

Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we may be able to claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions and joint ventures also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We recorded a significant impairment charge to our earnings in fiscal 2008 and may be required to record another significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.

As at December 31, 2014, we had goodwill and intangible assets of approximately $80.9 million and $48.5 million, respectively, which primarily resulted from the purchases of Fusion, Aviva Global, BizAps, Chang Limited, Flovate, Marketics Technologies (India) Private Limited, or Marketics, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance), and WNS Global Services Private Limited, or WNS Global. Of the $48.5 million of intangible assets as at December 31, 2014, $39.1 million pertain to our purchase of Aviva Global. Under IFRS, we are required to review our goodwill, intangibles or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded a significant impairment charge to our earnings in fiscal 2008 relating to Trinity Partners Inc. If, for example, the insurance industry experiences a significant decline in business and we determine that we will not be able to achieve the cash flows that we had expected from our acquisition of Aviva Global, we may have to record an impairment of all or a portion of the $39.1 million of intangible assets relating to our purchase of Aviva Global. Although our impairment review of goodwill and intangible assets in fiscal 2014, 2013 and 2012 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.

Any changes in accounting standards can be difficult to predict and can materially impact how we report our financial results.

We have adopted IFRS, as issued by the IASB, with effect from April 1, 2011. From time to time, the IASB changes its standards that govern the preparation of our financial statements. Changes in accounting standards are difficult to anticipate and can significantly impact our reported financial condition and the results of our operations.

Our facilities are at risk of damage by natural disasters.

Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during floods caused by typhoons in Manila, Philippines in September 2009, our delivery center was rendered inaccessible and our associates were not able to commute to the delivery center for a few days, thereby adversely impacting our provision of services to our clients. During the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may also lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of BPM services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have property damage insurance and business interruption insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.

We are incorporated in Jersey, Channel Islands and are subject to Jersey rules and regulations. If the tax benefits enjoyed by our company are withdrawn or changed, we may be liable for higher tax, thereby reducing our profitability.

As a company incorporated in Jersey, Channel Islands, we are currently subject to a Jersey income tax rate of 0%. Although we continue to enjoy the benefits of the Jersey business tax regime, if Jersey tax laws change or the tax benefits we enjoy are otherwise withdrawn or changed, we may become liable for higher tax, thereby reducing our profitability.

Risks Related to Key Delivery Locations

A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.

Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The Government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The Government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process management industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. The Government of India may also enact new tax legislation or amend the existing legislation that could impact the way we are taxed in the future. For more information, see “ —New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.” Various other factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, Government of India policies (including taxation regulations and policies), social stability or other political, economic or diplomatic developments affecting India in the future.

India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, the value of our ADSs and your investment in our ADSs.

If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition would be negatively affected.

We have benefitted from, and continue to benefit from, certain tax holidays and exemptions in various jurisdictions in which we have operations.

In the nine months ended December 31, 2014 and fiscal 2014 and 2013, our tax rate in India and Sri Lanka impacted our effective tax rate. We would have incurred approximately $1.3 million, $1.7 million and $0.8 million in additional income tax expense on our operations in Sri Lanka and on our SEZ operations in India for the nine months ended December 31, 2014 and fiscal 2014 and 2013, respectively, if the tax holidays and exemptions as described below had not been available for the respective periods.

We expect our tax rate in India and Sri Lanka and, to a lesser extent, the Philippines to continue to impact our effective tax rate. Our tax rate in India have been impacted by the reduction in the tax exemption enjoyed by our delivery center located in Gurgaon under the SEZ scheme from 100.0% to 50.0% which started in fiscal 2013. However, we expect to expand the operations in our delivery centers located in other SEZs that are still in their initial five years of operations and therefore eligible for 100.0% income tax exemption.

In the past, the majority of our Indian operations were eligible to claim income tax exemption with respect to profits earned from export revenue from operating units registered under the Software Technology Parks of India, or STPI. The benefit was available for a period of 10 years from the date of commencement of operations, but not beyond March 31, 2011. Effective April 1, 2011, upon the expiration of this tax exemption, income derived from our operations in India became subject to the prevailing annual tax rate, which is currently 33.99%.

Further, in 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated SEZs may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center located in Gurgaon, India and registered under the SEZ scheme is eligible for a 50.0% income tax exemption from fiscal 2013 until fiscal 2022. In fiscal 2012, we started operations in delivery centers in Pune, Navi Mumbai and Chennai, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2016 and a 50.0% income tax exemption from fiscal 2017 until fiscal 2026. During fiscal 2015, the Company commenced operations at its new delivery center in Gurgaon, India registered under the SEZ scheme, through which we are eligible for a 100.0% income tax exemption until fiscal 2019, and a 50.0% income tax exemption from fiscal 2020 to fiscal 2029.

The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of additional operations in the SEZs.

In addition to these tax holidays, our Indian subsidiaries are also entitled to certain benefits under relevant state legislation and regulations. These benefits include the preferential allotment of land in industrial areas developed by state agencies, incentives for captive power generation, rebates and waivers in relation to payments for transfer of property and registration (including for purchase or lease of premises) and commercial usage of electricity.

Since fiscal 2008, we have become subject to minimum alternate tax, or MAT and we have been required to pay additional taxes. The Government of India, pursuant to the Indian Finance Act, 2011, has also levied MAT on the book profits earned by the SEZ units at the prevailing tax rate, which is currently 20.96%. To the extent MAT paid exceeds the actual tax payable on our taxable income we would be able to offset such MAT credits from tax payable in the succeeding ten years, subject to the satisfaction of certain conditions. During nine months ended on December 31, 2014 and fiscal 2014 and 2013, we have offset $5.8 million, $5.7 million and $1.3 million, respectively, of our MAT payments for earlier years from our increased tax liability based on our taxable income following the expiry of our tax holiday on STPI effective fiscal 2012.

Our operations in Sri Lanka are also eligible for tax exemptions. One of our Sri Lankan subsidiaries was eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery center registered with the Board of Investment, Sri Lanka, or the BOI. This tax exemption expired in fiscal 2011, however, effective fiscal 2012; the Government of Sri Lanka has exempted the profits earned from export revenue from tax. This has enabled our Sri Lankan subsidiary to continue to claim tax exemption under the Sri Lanka Inland Revenue Act following the expiry of the tax exemption.

Our subsidiary in the Philippines, WNS Global Services Philippines, Inc., was also eligible to claim income tax exemption with respect to profits earned from export revenue by our delivery centers registered with the Philippines Economic Zone Authority, which expired in fiscal 2014. We have applied to the Philippines Economic Zone Authority for an extension of this tax exemption. During fiscal 2013, we started operations in a delivery center in the Philippines which is also eligible for a tax exemption that will expire in fiscal 2017. Following the expiry of the tax exemption, income generated by WNS Global Services Philippines, Inc. will be taxed at the prevailing annual tax rate, which is currently 30.0%.

Our subsidiary in Costa Rica is also eligible for a 100.0% income tax exemption from fiscal 2010 until fiscal 2017 and a 50.0% income tax exemption from fiscal 2018 to fiscal 2021.

When any of our tax holidays or exemptions expire or terminate, or if the applicable government withdraws or reduces the benefits of a tax holiday or exemption that we enjoy, our tax expense may materially increase and this increase may have a material impact on our results of operations.

The applicable tax authorities may also disallow deductions claimed by us and assess additional taxable income on us in connection with their review of our tax returns.

New tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

The Government of India may enact new tax legislation that could impact the way we are taxed in the future. For example, the Direct Taxes Code, 2013, is intended to replace the Indian Income Tax Act, 1961. The Direct Taxes Code, if enacted, proposes to render the existing profit based incentives for SEZ units unavailable for operations that become operational after March 31, 2015. Further, under the Direct Taxes Code, a non-Indian company with a place of effective management in India would be treated as a tax resident in India and would be consequently liable to tax in India on its global income. The implications of the Direct Taxes Code, if enacted, on our operations are presently still unclear and may result in a material increase in our tax liability.

The Government of India, pursuant to the Indian Finance Act 2012, has also clarified that, with retrospective effect from April 1, 1962, any income accruing or arising directly or indirectly through the transfer of capital assets situated in India will be taxable in India. If any of our transactions are deemed to involve the direct or indirect transfer of a capital asset located in India, such transactions could be investigated by the Indian tax authorities, which could lead to the issuance of tax assessment orders and a material increase in our tax liability. For example, we received a request from the relevant income tax authority in India for information relating to our acquisition in July 2008 from Aviva of all the shares of Aviva Global, which owned subsidiaries with assets in India and Sri Lanka. No allegation or demand for payment of additional tax relating to that transaction has been made yet. The Government of India has issued guidelines on General Anti Avoidance Rule, or the GAAR, which is expected to be effective April 1, 2015, and which is intended to curb sophisticated tax avoidance. Under the GAAR, a business arrangement will be deemed an “impermissible avoidance arrangement” if the main purpose of the arrangement is to obtain tax benefits. Although the full implications of the GAAR are presently still unclear, if we are deemed to have violated any of its provisions, we may face an increase to our tax liability.

Further, the Government of India, pursuant to the Indian Finance Act 2014, has stipulated that any income arising from unlisted securities and units (other than equity oriented funds) after July 10, 2014 will only be considered as a long term capital asset if held for more than 36 months as compared to the current period of 12 months. Any income from a long term capital asset is currently taxed at 10% as compared to income from short term capital assets, which is taxed at 33.99%. We have invested in a number of debt oriented FMPs that were categorized as long term capital assets under the previous rules. Accordingly, such FMPs are to be re-categorized as short term capital assets, as they have been held for less than 36 months. We estimate that the impact of the rules change will result in a negative impact of up to $2.0 million on our net profit, of which up to $1.7 million would be additional income taxes payable on such FMPs in fiscal 2015.

The Government of India, the US or other jurisdictions where we have a presence could enact new tax legislation which would have a material adverse effect on our business, results of operations and financial condition. In addition, our ability to repatriate surplus earnings from our delivery centers in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing double tax avoidance treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to transfer pricing and other tax related regulations and any determination that we have failed to comply with them could materially adversely affect our profitability.

Transfer pricing regulations to which we are subject require that any international transaction among our company and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. Transfer pricing regulations in India have been extended to cover specified Indian domestic transactions as well. We believe that the international and India domestic transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine that the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

We may be required to pay additional taxes in connection with audits by the Indian tax authorities.

From time to time, we receive orders of assessment from Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have orders of assessment for fiscal 2003 through fiscal 2011 pending before various appellate authorities. These orders assess additional taxable income that could in the aggregate give rise to an estimated 2,893.9 million ($45.9 million based on the exchange rate on December 31, 2014) in additional taxes, including interest of 1,050.2 million ($16.7 million based on the exchange rate on December 31, 2014).

These orders of assessment allege that the transfer prices we applied to certain of the international transactions between WNS Global, one of our Indian subsidiaries, and our other wholly-owned subsidiaries were not on arm’s length terms, disallow a tax holiday benefit claimed by us, deny the set off of brought forward business losses and unabsorbed depreciation and disallow certain expenses claimed as tax deductible by WNS Global. As at December 31, 2014 we have provided a tax reserve of 906.7 million ($14.4 million based on the exchange rate on December 31, 2014) primarily on account of the Indian tax authorities’ denying the set off of brought forward business losses and unabsorbed depreciation. We have appealed against these orders of assessment before higher appellate authorities. For more details on these assessments, see “Part II —Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tax Assessment Orders.”

In addition, we currently have orders of assessment pertaining to similar issues that have been decided in our favor by first level appellate authorities, vacating tax demands of 2,467.3 million ($39.1 million based on the exchange rate on December 31, 2014) in additional taxes, including interest of 769.9 million ($12.2 million based on the exchange rate on December 31, 2014). The income tax authorities have filed appeals against these orders at higher appellate authorities.

In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amounts pending resolution of the matters on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. We have deposited a portion of the disputed amount with the tax authorities and may be required to deposit the remaining portion of the disputed amount with the tax authorities pending final resolution of the respective matters.

As at December 31, 2014, corporate tax returns for fiscal years 2011 and thereafter remain subject to examination by tax authorities in India.

After consultation with our Indian tax advisors and based on the facts of these cases, certain legal opinions from counsel, the nature of the tax authorities’ disallowances and the orders from first level appellate authorities deciding similar issues in our favor in respect of assessment orders for earlier fiscal years, we believe these orders are unlikely to be sustained at the higher appellate authorities and we intend to vigorously dispute the orders of assessment.

In March 2009, we also received an assessment order from the Indian Service Tax Authority demanding payment of 348.1 million ($5.5 million based on the exchange rate on December 31, 2014) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable in India on BPM services provided by WNS Global to clients based abroad as the export proceeds are repatriated outside India by WNS Global. In response to an appeal filed by us with the appellate tribunal against the assessment order in April 2009, the appellate tribunal has remanded the matter back to the lower tax authorities to be adjudicated afresh. Based on consultations with our Indian tax advisors, we believe this order of assessment is more likely than not to be upheld in our favor. We intend to continue to vigorously dispute the assessment.

No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.

Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and materially adversely affecting our business, results of operations, financial condition and cash flows.

Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai in 2008, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services. Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.

The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If more stringent labor laws become applicable to us, our profitability may be adversely affected.

India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process management industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Most of our delivery centers operate on leasehold property and our inability to renew our leases on commercially acceptable terms or at all may adversely affect our results of operations.

Most of our delivery centers operate on leasehold property. Our leases are subject to renewal and we may be unable to renew such leases on commercially acceptable terms or at all. For example, the lease for the property that houses our operations at Weikfield in Pune has expired and we are continuing our tenancy on an “at-will” basis. Accordingly, the landlord could cancel the lease with minimal notice. Our inability to renew our leases, or a renewal of our leases with a rental rate higher than the prevailing rate under the applicable lease prior to expiration, may have an adverse impact on our operations, including disrupting our operations or increasing our cost of operations. In addition, in the event of non-renewal of our leases, we may be unable to locate suitable replacement properties for our delivery centers or we may experience delays in relocation that could lead to a disruption in our operations. Any disruption in our operations could have an adverse effect on our results of operation.

Risks Related to our ADSs

Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.

Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or to pay for acquisitions using our equity securities. As at December 31, 2014, we had 51,749,544 ordinary shares outstanding, including 51,380,719 shares represented by 51,380,719 ADSs. In addition, as at December 31, 2014, a total of 3,365,738 ordinary shares or ADSs are issuable upon the exercise or vesting of options and restricted share units, or RSUs, outstanding under our 2002 Stock Incentive Plan and our Third Amended and Restated 2006 Incentive Award Plan. All ADSs are freely transferable, except that ADSs owned by our affiliates may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may also only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process management;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs;

•	loss of one or more significant clients; and

•	a change in control, or possible change of control, of our company.

In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

We have never declared or paid any dividends on our ordinary shares. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders. Any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our Board of Directors deems relevant at the time.

Subject to the provisions of the Companies (Jersey) Law 1991, or the 1991 Law, and our Articles of Association, we may by ordinary resolution declare annual dividends to be paid to our shareholders according to their respective rights and interests in our distributable reserves. Any dividends we may declare must not exceed the amount recommended by our Board of Directors. Our board may also declare and pay an interim dividend or dividends, including a dividend payable at a fixed rate, if paying an interim dividend or dividends appears to the Board to be justified by our distributable reserves. We can only declare dividends if our directors who are to authorize the distribution make a prior statement that, having made full enquiry into our affairs and prospects, they have formed the opinion that:

•	immediately following the date on which the distribution is proposed to be made, we will be able to discharge our liabilities as they fall due; and

•	having regard to our prospects and to the intentions of our directors with respect to the management of our business and to the amount and character of the financial resources that will in their view be available to us, we will be able to continue to carry on business and we will be able to discharge our liabilities as they fall due until the expiry of the period of 12 months immediately following the date on which the distribution is proposed to be made or until we are dissolved under Article 150 of the 1991 Law, whichever first occurs.

Subject to the deposit agreement governing the issuance of our ADSs, holders of ADSs will be entitled to receive dividends paid on the ordinary shares represented by such ADSs. See “ — Risks Related to Our Business — Our loan agreements impose operating and financial restrictions on us and our subsidiaries.”

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the Commission, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the Commission’s proxy rules.

Holders of ADSs may be subject to limitations on transfers of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems necessary or advisable in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when the transfer books of the depositary are closed, or at any time or from time to time if we or the depositary deem it necessary or advisable to do so because of any requirement of law or of any government or governmental body or commission or any securities exchange on which the American Depositary Receipts or our ordinary shares are listed, or under any provision of the deposit agreement or provisions of or governing the deposited shares, or any meeting of our shareholders, or for any other reason.

Holders of ADSs may not be able to participate in rights offerings or elect to receive share dividends and may experience dilution of their holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to them after consultation with us. We cannot make rights available to holders of our ADSs in the US unless we register the rights and the securities to which the rights relate under the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of our ADSs unless we have requested that such rights be made available to them and the depositary has determined that such distribution of rights is lawful and reasonably practicable. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of our ADSs will receive no value for them. In addition, US securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

We may be classified as a passive foreign investment company, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Based on our financial statements and relevant market and shareholder data, we believe that we should not be treated as a passive foreign investment company for US federal income tax purposes, or PFIC, with respect to our most recently closed taxable year. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-US corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a US Holder (as defined in “Part I — Item 10. Additional Information — E. Taxation — US Federal Income Taxation” of our annual report on Form 20-F for our fiscal year ended March 31, 2014) holds an ADS or ordinary share, certain adverse US federal income tax consequences could apply to such US Holder.

Our proposed share repurchase program, if approved by our shareholders, could affect the price of our ADSs.

In January 2015, our Board of Directors authorized the repurchase of up to 1.1 million of our ADSs, each representing one ordinary share, at a price range of $10 to $30 per ADS. The share repurchase program is subject to our shareholders’ approval and we intend to convene an extraordinary general meeting of our shareholders in the fourth quarter of fiscal 2015 to seek our shareholders’ approval of the proposed share repurchase program. If our shareholders approve the repurchase program, our ADSs may be purchased in the open market from time to time over the next 12 months from April 1, 2015. If approved, any repurchases pursuant to our repurchase program could affect the price of our ADSs and increase its volatility. The existence of a repurchase program, if approved, could also cause the price of our ADSs to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity of our ADSs. There can be no assurance that any repurchases will enhance shareholder value because the market price of our ADSs may decline below the levels at which we repurchase any ADSs. In addition, although our repurchase program is intended to enhance long-term shareholder value, short-term price fluctuations in our ADSs could reduce the program’s effectiveness. Significant changes in the price of our ADSs and our ability to fund our proposed repurchase program through cash on hand could impact our ability to repurchase ADSs. The timing and amount of future repurchases is dependent on our cash flows from operations, available cash on hand and the market price of our ADSs. Furthermore, the program does not obligate our Company to repurchase any dollar amount or number of ADSs and may be suspended or discontinued at any time, and any suspension or discontinuation could cause the market price of our ADSs to decline.

We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.

Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. These provisions include:

•	a classified Board of Directors with staggered three-year terms; and

•	the ability of our Board of Directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our Board of Directors to increase the number of outstanding shares and prevent or delay a takeover attempt.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2015

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer